                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO/A

                                (AMENDMENT NO. 2)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       Century Properties Growth Fund XXII
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                       Fox Capital Management Corporation
                             AIMCO Properties, L.P.
--------------------------------------------------------------------------------
                      (Names of Filing Persons - Offerors)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
--------------------------------------------------------------------------------
            Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                            Amount of filing fee
----------------------                            --------------------
$7,036,737.30                                           $ 569.27


* For purposes of calculating the fee only. This amount assumes the purchase of 36,535.50 units of limited partnership interest of the subject partnership for $192.70 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $569.27             Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO       Date Filed:   November 7, 2003


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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



                         AMENDMENT NO. 2 TO SCHEDULE TO


         This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, as amended by Amendment No. 1 thereto (the "Schedule TO"), relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Century Properties Growth Fund XXII, a California limited partnership (the "Partnership"), at a price of $192.70 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated November 6, 2003, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

                  Item 1 is amended and supplemented as follows:

                  (1) The following paragraph under "THE SUMMARY TERM SHEET" is amended and restated as follows:

                  "Covenant Not to Sue. If you requested exclusion from the settlement but tender your units in this offer, by signing the letter of transmittal, you agree not to bring any action, claim, suit or proceeding against us and those affiliates who were defendants in the class and derivative litigation concerning any of the matters that are the subject of the Stipulation of Settlement approved by the Court in connection with the settlement of such class and derivative litigation, including this Litigation Settlement Offer, other than for violations of federal or state securities laws. If you do not request exclusion from the settlement class, you will already have agreed not to bring any such action, you will already have agreed not to bring any such action, claim, suit or proceeding once the settlement."

                  (2) The following paragraph under "THE SUMMARY TERM SHEET" is amended and restated as follows:

                  "Conflicts of Interest. NHP Management Company (which is our affiliate) receives fees for managing your partnership's property and the general partner of your partnership (which is our affiliate) is entitled to receive asset management fees and reimbursement of certain expenses involving your partnership and its property. As a result, a conflict of interest exists between continuing the partnership and receiving these fees, and the liquidation of the partnership and the termination of these fees. See "The Litigation Settlement Offer --
         Section 13. Conflicts of Interest and Transactions with Affiliates" and "-- Section 15. Certain Information Concerning Your Partnership."

                  (3) The following paragraph is added as the eighteenth paragraph under "THE SUMMARY TERM SHEET":

                  "Fairness of the Offer. Although we, Apartment Investment and Management Company ("AIMCO") and AIMCO-GP, Inc. (collectively, the "AIMCO Entities") and your general partner have interests that may conflict with those the partnership's unaffiliated limited partners, each of the AIMCO Entities believes that the offer price and the offer are fair to the unaffiliated limited partners of your partnership. This determination is based on the information and the factors set forth under "The Litigation Settlement Offer -- Section 12. Position of Your General Partner of Your Partnership With Respect to the Offer."

ITEM 2. SUBJECT COMPANY INFORMATION.

                  Item 2(a) of the Schedule TO is amended and supplemented as follows:

         (1) The following paragraph under "THE LITIGATION SETTLEMENT OFFER -
Section 15. Certain Information Concerning Your Partnership" is amended and restated as follows:

                  "Ownership and Voting. We, together with IPLP Acquisition, L.L.C. and AIMCO IPLP, L.P. (which are our affiliates), own 46,312.50 units, or 55.90%, of the outstanding units of your partnership. Because we and our affiliates own a majority of the outstanding units, we have the ability to control most votes of the limited partners. See "The Litigation Settlement Offer -- Section 7. Effects of the Offer" and "--
         Section 16. Voting Power.""

         (2) The chart under "THE LITIGATION SETTLEMENT OFFER - Section 15. Certain Information Concerning Your Partnership - Financial Data" is amended by adding the following line items:

                                                             FOR THE NINE MONTHS
                                                             ENDED SEPTEMBER 30,             FOR THE YEAR ENDED DECEMBER 31,
                                                        ----------------------------  --------------------------------------
                                                             2003           2002           2002           2001         2000
                                                        -------------  -------------  -------------  -------------  ---------
                                                                      (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
    Income (loss) per unit from continuing operations      $  (15.32)       $  1.44       $  (2.39)      $   76.57    $ 27.47
    Ratio of earnings to fixed charges (deficit).......          (36%)          3.3%          (4.2%)         139.1%      44.3%
    Book value per limited partnership unit............        23.26          44.85          41.03           63.80     150.85

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

                  Item 3(a) - (c) of the Schedule TO is amended and supplemented as follows:

         (1) The Rule 13e-3 Transaction Statement on Schedule TO is being filed by Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc. a Delaware corporation ("AIMCO-GP"), and Fox Capital Management Corporation, a Delaware corporation ("Fox Capital"). AIMCO-GP is the general partner of AIMCO OP and a wholly owned subsidiary of AIMCO. Fox Capital is the managing general partner of the Partnership and a wholly owned subsidiary of AIMCO. The principal business of AIMCO, AIMCO-GP, and AIMCO OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO, AIMCO-GP and AIMCO OP is 4582 Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of Fox Capital is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

                  During the last five years, none of AIMCO, AIMCO-GP, AIMCO OP or Fox Capital nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (2) The fourth paragraph under "THE LITIGATION SETTLEMENT OFFER -
Section 10. Information Concerning Us and Certain of Our Affiliates" is amended and restated as follows:

                  "We and AIMCO are both subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters, including the complete financial statements summarized below. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, information filed by AIMCO with the New York Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005."

         (3) The following chart under Annex I is amended and restated as follows:

                                       NAME                               POSITION
                            --------------------------     -------------------------------------
                            Terry Considine............    Chairman of the Board of Directors and Chief
                                                           Executive Officer
                            Peter K. Kompaniez.........    Vice Chairman, President and Director
                            Harry G. Alcock............    Executive Vice President and Chief Investment
                                                           Officer
                            Miles Cortez...............    Executive Vice President, General Counsel and
                                                           Secretary
                            Joseph DeTuno..............    Executive Vice President -- Redevelopment
                            Patti K. Fielding..........    Executive Vice President -- Securities and Debt
                            Patrick J. Foye............    Executive Vice President
                            Lance J. Graber............    Executive Vice President -- AIMCO Capital
                            Paul J. McAuliffe..........    Executive Vice President and Chief Financial Officer
                            Ronald D. Monson...........    Executive Vice President and Head of Property
                                                           Operations
                            David Robertson............    Executive Vice President -- President and Chief Executive Officer
                                                           of AIMCO Capital
                            Jim Purvis.................    Executive Vice President -- Human Resources
                            Randall J. Fein............    Executive Vice President -- Student Housing
                            James N. Bailey............    Director
                            Richard S. Ellwood.........    Director
                            J. Landis Martin...........    Director
                            Thomas L. Rhodes...........    Director


ITEM 4. TERMS OF THE TRANSACTION.

                  Item 4(a) of the Schedule TO is amended and supplemented as follows:

         (1) The following paragraph under "RISK FACTORS" is amended and restated as follows:

         "THERE MAY BE A POSSIBLE REDUCTION OF AVAILABLE INFORMATION ABOUT YOUR PARTNERSHIP AS A RESULT OF THIS OFFER.



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



                  If there are less than 300 unitholders in your partnership upon consummation of the offer, your partnership would no longer be required to file periodic reports with the SEC, such as annual reports on Form 10-KSB containing annual audited financial statements, and quarterly reports on Form 10-QSB containing unaudited quarterly financial statements. Such reports are publicly available and can be obtained on the SEC's web site. The lack of such filings could adversely affect the already limited secondary market which currently exists for units in your partnership and may discourage offers to purchase your units. In such a case, you would regularly have access only to the information your partnership's agreement of limited partnership requires your general partner (which is our affiliate) to provide each year, which consists primarily of tax information. See "The Litigation Settlement Offer - Section 7. Effects of the Offer - Effect on Trading Market; Registration Under Section 12(g) of the Exchange Act."

         (2) Section 1 under "THE LITIGATION SETTLEMENT OFFER" is amended and restated as follows:

         "1. TERMS OF THE OFFER; EXPIRATION DATE

                  Upon the terms and subject to the conditions of the offer, we will accept (and thereby purchase) any and all units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in "The Litigation Settlement Offer -- Section 4. Withdrawal Rights." For purposes of the offer, the term "expiration date" shall mean midnight, New York City time, on December 9, 2003, unless we in our sole discretion shall have extended the period of time for which the offer is open (which may not exceed 90 business days from the date of commencement, as provided in the settlement). See "The Litigation Settlement Offer -- Section 5. Extension of Tender Period; Termination; Amendment; No Subsequent Offering Period," for a description of our right to extend the period of time during which the offer is open and to amend or terminate the offer.

                  The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made or declared by your partnership on or after the commencement of our offer and prior to the date on which we acquire your units pursuant to our offer. If the offer price is reduced in this manner, we will notify you and, if necessary, we will extend the offer period so that you will have at least ten business days from the date of our notice to withdraw your units.

                  If, prior to the expiration date, we increase the consideration offered pursuant to the offer, the increased consideration will be paid for all units accepted for payment pursuant to the offer, whether or not the units were tendered prior to the increase in consideration.

                  The offer is conditioned on satisfaction of certain conditions. The offer is not conditioned upon any minimum number of units being tendered. See "The Litigation Settlement Offer -- Section
         19. Conditions to the Offer," which sets forth in full the conditions of the offer. We reserve the right (but in no event shall we be obligated), in our reasonable discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of the conditions have not been satisfied or waived, we reserve the right to
         (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners, (ii) waive all the unsatisfied conditions and purchase, subject to the terms of the offer, any and all units validly tendered, (iii) extend the offer and, subject to your withdrawal rights, retain the units that have been tendered during the period or periods for which the offer is extended, or (iv) amend the offer. If we are unable to accept the units tendered in this Litigation Settlement Offer due to a failure of any or all of the conditions of our offer to be satisfied, we will conduct another offer in accordance with the terms of the settlement (which will occur no later than six months after the date of the commencement of this offer). We will continue this process until we have accepted for payment all units properly tendered in an offer conducted in accordance with the terms of the settlement. By executing the letter of transmittal, you will agree that the transfer of units will be deemed to take effect as of the first day of the calendar quarter in which the offer expires. Upon expiration of the offer, the books and records of the partnership will reflect the change in ownership as having occurred as of this date. For tax, accounting and financial reporting purposes, the transfer of tendered units will be deemed to take effect on the first day of the calendar quarter. Accordingly, all profits and losses relating to any tendered units will be allocated to us from and after this date. If we waive any material conditions to our offer (other than those relating to necessary governmental approvals), we will notify you and, if necessary, we will extend the offer period so that you will have at least five business days from the date of our notice to withdraw your units.

                  This offer is being mailed on or about November 7, 2003 to the persons shown by your partnership's records to be limited partners or, in the case of units owned of record by Individual Retirement Accounts and qualified plans, beneficial owners of units."

         Section 2 under "THE LITIGATION SETTLEMENT OFFER" is amended and restated as follows:

         "2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS

                  Upon the terms and subject to the conditions of the offer, we will purchase, by accepting for payment, and will pay for, any and all units validly tendered promptly following the expiration date. A tendering beneficial owner of units whose units are owned of record by an Individual Retirement Account or other qualified plan will not receive direct payment of the offer price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed letter of transmittal and other documents required by the letter of transmittal. See "The Litigation Settlement Offer -- Section
         3. Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

                  For purposes of the offer, we will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units, if, as and when we give verbal or written notice to the Information Agent of our acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering limited partners for the purpose of receiving cash payments from us and transmitting cash payments to tendering limited partners.

                  If any tendered units are not accepted for payment by us for any reason, the letter of transmittal with respect to such units not purchased may be destroyed by the Information Agent or us or returned to you. You may withdraw tendered units until the expiration date (including any extensions). In addition, if we have not accepted units for payment by January 6, 2004 you may then withdraw any tendered units. After the expiration date, the Information Agent may, on our behalf, retain tendered units, and those units may not be otherwise withdrawn, if, for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or we are unable to accept for payment, purchase or pay for units tendered pursuant to the offer. Any such action is subject, however, to our obligation under Rule 14e-1(c) under the Exchange Act, to pay you the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

                  We reserve the right to transfer or assign, in whole or in part, to one or more of our affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve us of our obligations under the offer or prejudice your rights to receive payment for units validly tendered and accepted for payment pursuant to the offer."

         (3) The first paragraph under "THE LITIGATION SETTLEMENT OFFER -
Section 3. Procedure for Tendering Units - Release of Claims" is amended and restated as follows:

                  "Release of Claims. By executing the letter of transmittal, effective upon acceptance for payment of the units tendered by you, you will, on behalf of yourself, your heirs, estate, executor, administrator, successors and assigns, and your partnership, fully, finally and forever release, relinquish and discharge us and our predecessors, successors and assigns and our present and former parents, subsidiaries, affiliates, investors, insurers, reinsurers, officers, directors, employees, agents, administrators, auditors, attorneys, accountants, information and solicitation agents, investment bankers, and other representatives, including but not limited to AIMCO Properties, L.P. (collectively, the "Releasees"), from any and all claims and causes of action, whether brought individually, on behalf of a class, or derivatively, demands, rights, or liabilities, including, but not limited to, claims for negligence, gross negligence, professional negligence, breach of duty of care or loyalty, or breach of duty of candor, fraud, breach of fiduciary duty, mismanagement, corporate waste, malpractice, misrepresentation, whether intentional or negligent, misstatements and omissions to disclose, breach of contract, violations of any state or federal statutes, rules or regulations, whether known claims or unknown claims that have been asserted or that could have been asserted against the Releasees, that arise out of or relate to (a) those matters and claims set forth in the class and derivative litigation described in this Litigation Settlement Offer,
         (b) the ownership of one or more units in your partnership, including but not limited to, any and all claims related to the management of your partnership or the properties owned by your partnership (whether currently or previously), the payment of management fees or other monies to the general partner of your partnership and its affiliates, prior acquisitions or tender offers and the prior settlement, (c) the purchase, acquisition, holding, sale, tender or voting of one or more units in your partnership, or (d) any of the facts, circumstances, allegations, claims, causes of action, representations, statements, reports, disclosures, transactions, events, occurrences, acts, omissions or failures to act, of whatever kind or character whatsoever, irrespective of the state of mind of the actor performing or omitting to perform the same, that have been or could have been alleged in any pleadings, amended pleading, argument, complaint, amended complaint, brief, motion, report or filing in the class and derivative litigation described in this Litigation Settlement Offer (collectively, the "Released Claims"); provided, however, that the Released Claims are not intended to include (i) any unrelated claims that are unique to a limited partner or settlement class member (e.g., a settlement class member slips and falls on property owned by one of the defendants in the class and derivative litigation, loses or did not receive a distribution check distributed to other limited partners in such partnership, or is an employee of one of the defendants and has an employee related claim) or (ii) any claim based upon violations of federal or state securities laws in connection with this offer."

         (4) The paragraph under "THE LITIGATION SETTLEMENT OFFER - Section 3. Procedure for Tendering Units - Covenant Not to Sue" is amended and restated as follows:

                  "Covenant Not to Sue. By executing the letter of transmittal, you agree not to bring any action, claim, suit or proceeding against us and those affiliates who were defendants in the class and derivative litigation concerning any of the matters that are the subject of the Stipulation of Settlement approved by the Court in connection with the settlement of such class and derivative litigation, including this Litigation Settlement Offer, other than for violations of federal or state securities laws."



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



         (5) The paragraph under "THE LITIGATION SETTLEMENT OFFER -- Procedure for Tendering Units - Section 3. Procedure for Tendering Units -- Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects" is amended and restated as follows:

                  "Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to our offer will be determined by us, in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive or amend any of the conditions of the offer that we are legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner. If we waive any of the conditions to the offer with respect to the tender of a particular unit, we will waive such condition with respect to all other tenders of units in this offer as well. Our interpretation of the terms and conditions of the offer (including the letter of transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither we, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification."

         (6) The first paragraph under "THE LITIGATION SETTLEMENT OFFER -
Section 5. Extension of Tender Period; Termination; Amendment; No Subsequent Offering Period" is amended and restated as follows:

                  "We expressly reserve the right, in our reasonable discretion, at any time and from time to time, (i) to extend the period of time during which our offer is open (but not beyond 90 business days from the date of commencement of the offer) and thereby delay acceptance for payment of, and the payment for, any unit, (ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "The Litigation Settlement Offer -- Section 19. Conditions of the Offer" relating to necessary governmental approvals, to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and (iv) to amend our offer in any respect (including, without limitation, by increasing or decreasing the consideration offered, increasing or decreasing the units being sought, or both). We will not assert any of the conditions to the offer (other than those relating to necessary governmental approvals) subsequent to the expiration of the offer. Notice of any such extension, termination or amendment will promptly be disseminated to you in a manner reasonably designed to inform you of such change. In the case of an extension of the offer, the extension may be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act."

         (7) The third paragraph under "THE LITIGATION SETTLEMENT OFFER--Section
8. Valuation of Units -- Determination of Offer Price" is amended and restated as follows:

         "We relied on the direct capitalization method because we believe this is the valuation methodology most often used by the real estate industry to value income producing property. The court appointed independent appraiser also utilized the direct capitalization method as one its valuation methodologies. However, in comparison to our methodology, the independent appraiser relied on pro forma net operating income as opposed to the current property income of your partnership."

         (8) The first paragraph and the first bullet point under "THE LITIGATION SETTLEMENT OFFER - Section 19. Conditions to the Offer" are amended and restated as follows:

                  "Notwithstanding any other provisions of our offer, we will not be required to accept for payment and pay for any units tendered pursuant to our offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend our offer if at any time on or after the date of this Litigation Settlement Offer and at or before the expiration of our offer (including any extension thereof), any of the following shall occur:

         o any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that is or could reasonably be expected to be materially adverse to your partnership or the value of your units to us, which change would, individually or in the aggregate, result in, or reasonably be expected to result in, an adverse effect on net operating income of your partnership of more than $10,000 per year, or a decrease in value of an asset of your partnership, or the incurrence of a liability with respect to your partnership, in an amount in excess of $100,000 (a "Material Adverse Effect"), or we shall have become aware of any facts relating to your partnership, its indebtedness or its operations which has had or could reasonably be expected to have a Material Adverse Effect; or"

         (9) The third bullet point under "THE LITIGATION SETTLEMENT OFFER -
Section 19. Conditions to the Offer" is amended and restated as follows:

         "o there shall have been threatened in writing, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by us of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by us (or any of our affiliates) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by us or any of our affiliates of the entity serving as your general partner (which is our affiliate) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on our ability or any of our affiliates to conduct your partnership's business or own such assets,
         (iv) seeks to impose material limitations on our ability or any of our affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by us on all matters properly presented to unitholders or (v) could reasonably be expected to result in a Material Adverse Effect; or

         (10) The fifth bullet point under "THE LITIGATION SETTLEMENT OFFER -
Section 19. Conditions to the Offer" is amended and restated as follows:

         "o your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities, (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced,
         (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, has or could reasonably be expected to have a Material Adverse Effect, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or"

         (11) The seventh bullet point of "THE LITIGATION SETTLEMENT OFFER -
Section 19. Conditions to the Offer" is amended and restated as follows:

         "o there shall have occurred any event, circumstance, change, effect or development that, individually or in the aggregate with any other events, circumstances, changes, effects or developments, has had or would reasonably be expected to have an adverse effect on our financial condition in an amount in excess of $10,000,000; or"

         (12) The following bullet point under "THE LITIGATION SETTLEMENT OFFER
- Section 19. Conditions to the Offer" is deleted in its entirety:

         "o we shall not have adequate cash or financing commitments available to pay for the units validly tendered, which is the result of events or circumstances beyond our reasonable control."

         (13) The second paragraph under "THE LITIGATION SETTLEMENT OFFER -
Section 19. Conditions to the Offer" is amended and restated as follows:

                  "The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions or may be waived by us at any time in our reasonable discretion prior to the expiration of this offer. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances. All conditions to our offer will be satisfied or waived on or before the expiration of our offer."

         (14) The first paragraph of the Letter of Transmittal is amended and restated as follows:

                  "The undersigned hereto hereby acknowledges that he or she has received (i) the Purchaser's Litigation Settlement Offer, dated the date set forth above (the "Offer Date"), relating to the offer by AIMCO Properties, L.P. (the "Purchaser") to purchase Limited Partnership Interests (the "Units") in the Partnership and (ii) this Letter of Transmittal and the Instructions hereto, as each may be supplemented or amended from time to time (collectively, the "Offer")."

         (15) The fourth paragraph of the Letter of Transmittal is amended and restated as follows:

                  "By executing this Letter of Transmittal, the undersigned hereby acknowledges that neither the court nor counsel for the parties in the class and derivative litigation make any recommendation regarding whether the undersigned should accept the Offer, and the undersigned hereto represents and warrants to the Purchaser that the undersigned (i) has received the Offer, including the executive summary of the independent appraiser's report attached to the Litigation Settlement Offer, and (ii) has had an opportunity to seek the advice of such undersigned's attorney, tax advisor and/or financial advisor before deciding whether or not to accept the Offer."

         (16) The sixth paragraph of the Letter of Transmittal is amended and restated as follows:

                  "The undersigned hereto, on behalf of himself or herself, his or her heirs, estate, executor, administrator, successors and assigns, and the Partnership, fully, finally and forever releases, relinquishes and discharges the Purchaser and its predecessors, successors and assigns and its present and former parents, subsidiaries, affiliates, investors, insurers, reinsurers, officers, directors, employees, agents, administrators, auditors, attorneys, accountants, information and solicitation agents, investment bankers, and other representatives, including but not limited to Apartment Investment and Management Company and the general partner of the Partnership (collectively, the "Releasees"), from any and all claims and causes of action, whether brought individually, on behalf of a class, or derivatively, demands, rights, or liabilities, including, but not limited to, claims for negligence, gross negligence, professional negligence, breach of duty of care or loyalty, or breach of duty of candor, fraud, breach of fiduciary duty, mismanagement, corporate waste, malpractice, misrepresentation, whether intentional or negligent, misstatements and omissions to disclose, breach of contract, violations of any state or federal statutes, rules or regulations, whether known claims or unknown claims that have been asserted or that could have been asserted against the Releasees, that arise out of or relate to (a) those matters and claims set forth in the class and derivative litigation described in the Litigation Settlement Offer, (b) the ownership of one or more Units in the Partnership, including but not limited to, any and all claims related to the management of the Partnership or the properties owned by the Partnership (whether currently or previously), the payment of management fees or other monies to the general partner of the Partnership and its affiliates, prior acquisitions or tender offers and the prior settlement, (c) the purchase, acquisition, holding, sale, tender or voting of one or more Units in the Partnership, or (d) any of the facts, circumstances, allegations, claims, causes of action, representations, statements, reports, disclosures, transactions, events, occurrences, acts, omissions or failures to act, of whatever kind or character whatsoever, irrespective of the state of mind of the actor performing or omitting to perform the same, that have been or could have been alleged in any pleadings, amended pleading, argument, complaint, amended complaint, brief, motion, report or filing in the class and derivative litigation described in the Litigation Settlement Offer (collectively, the "Released Claims"); provided, however, that the Released Claims are not intended to include (i) any unrelated claims that are unique to a unitholder or settlement class member (e.g., a settlement class member slips and falls on property owned by one of the defendants in the class and derivative litigation, loses or did not receive a distribution check distributed to other limited partners in such partnership, or is an employee of one of the defendants and has an employee related claim), or (ii) any claim based on violations of federal or state securities laws in connection with the Offer."

         (17) The tenth paragraph of the Letter of Transmittal is amended and restated as follows:

                  "Subject to and effective upon acceptance for payment of any Unit tendered hereby in accordance with the terms of the Offer, the signatory agrees not to bring any action, claim, suit or proceeding against the Purchaser and its affiliates who were defendants in the class and derivative litigation described in the Litigation Settlement Offer concerning any of the matters that are the subject of the Stipulation of Settlement approved by the Court in connection with the settlement of such class and derivative litigation, including the Offer, other than for violations of federal or state securities laws."

         (18) The eleventh paragraph of the Letter of Transmittal is amended and restated as follows:

                  "The undersigned hereto irrevocably appoints the Purchaser and its designees as his or her proxy, each with full power of substitution, to the fullest extent of the undersigned's rights with respect to the Units tendered by him or her and accepted for payment by the Purchaser. Such proxy shall be considered coupled with an interest in the tendered Units. Such appointment will be effective upon receipt of this Letter of Transmittal. Upon receipt of this Letter of Transmittal, all prior proxies and consents given by undersigned hereto with respect to the Units will, without further action, be revoked, and no subsequent proxies or consents may be given (and if given will not be effective). The Purchaser and its designees are, as to those Units, empowered to exercise all voting as a limited partner as the Purchaser, in its discretion, may deem proper at any meeting of limited partners, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon our acceptance for payment of the Units, the Purchaser must be able to exercise full voting rights with respect to the Units, including voting at any meeting of limited partners then scheduled or acting by written consent without a meeting. By executing this Letter of Transmittal, the undersigned agrees to execute all such documents and take such other actions as shall be reasonably required to enable the Units tendered to be voted in accordance with the Purchaser's directions. The proxy granted by the undersigned hereto to the Purchaser will remain effective and be irrevocable for a period of ten years following the Expiration Date of the Offer."

         (19) The following paragraph in the Letter of Transmittal is deleted in its entirety:

                  "The undersigned hereto irrevocably constitutes and appoints the Purchaser and any designees of the Purchaser as the true and lawful agent and attorney-in-fact of the undersigned with respect to such Units, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to withdraw any or all of such Units that have been previously tendered in response to any tender or exchange offer provided that the price per unit being offered by the Purchaser is equal to or higher than the price per unit being offered in the other tender or exchange offer. This appointment is effective upon execution and receipt of this Letter of Transmittal and shall continue to be effective unless and until such Units are withdrawn from the Offer by the undersigned prior to the Expiration Date."

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  Item 5(a) and (b) of the Schedule TO is amended and supplemented as follows:

         (1) The first, second and third paragraphs of "THE LITIGATION SETTLEMENT OFFER - Section 9. The Lawsuit and the Settlement - The Settlement of the Nuanes and Heller Complaints" is amended and restated as follows:

                  "On December 20, 2002, the parties to the above-entitled litigation executed a Stipulation of Settlement of the two actions. That settlement was the result of over one year of negotiations and the involvement of two separate settlement judges. Class counsel and defendants' counsel first met with the Honorable William J. Cahill, Retired California Superior Court Judge, on two separate occasions. Counsel also met on four separate occasions with the Honorable Margaret
         J. Kemp, California Superior Court Judge, before reaching a settlement in principle. The parties initially met with Judge Cahill on two occasions in the fall of 2000, but were ultimately unsuccessful in reaching a definitive settlement agreement. At the Court's direction, they renewed formal settlement discussions before Judge Kemp. The parties first attended a settlement conference before Judge Kemp in September or October 2002 and then subsequently met with her on October 28, 2002, November 26, 2002 and December 2, 2002. The parties reached final agreement on the material terms of the settlement at the last settlement conference with Judge Kemp on December 2, 2002 and put the terms of that agreement on the record in open court.

                  In each of the conferences described above, counsel from Lieff Cabraser Heimann & Bernstein LLP, Farella Braun & Martel LLP & Berman Devalerio Pease & Tobacco attended on behalf of the named plaintiffs and the putative settlement class; counsel from Skadden, Arps, Slate, Meagher & Flom LLP attended on behalf of AIMCO and its affiliated entities, including your general partner, and Orrick Herrington & Sutcliffe attended on behalf of the remaining defendants. AIMCO Executive Vice President Patrick Foye also attended each of these meetings. Mr. Vincent Gresham of the Law Offices of Vincent Gresham also participated on behalf of plaintiffs and the putative settlement class in those settlement discussions before the Hon. Cahill, Retired. At these meetings, discussions included possible transactions that could provide liquidity to investors and form the basis of a settlement, the use of a settlement fund and the amount of such fund, the timing and distribution of any settlement fund, selection and use of an appraiser and disclosures that would accompany any contemplated transaction(s). The participants considered but ultimately rejected a merger or roll-up of the various partnerships as possible alternatives to cash tender offers. The parties ultimately concluded, however, that a merger or roll-up could be potentially complicated and time consuming and that a cash tender offer would be a less coercive form of providing liquidity to those investors who desired it.

                  The Settlement Agreement requires each tender offer to attach executive summaries of partnership property appraisals commissioned specifically for the settlement tender offers and to provide an explanation of how the appraised values of the properties compare to the per Unit price(s) being offered. It also requires the payment of an allocable portion of the settlement fund for each unit tendered pursuant to the settlement fund, details the scope of the release and covenants not to sue which will bind class members, requires that tender offers be made no more than one year after final approval of the settlement and imposes certain restrictions on the length of time in which the tender offers can remain open, as well as with regard to other disclosures made therein. On April 4, 2003, the Court preliminarily approved the settlement and, on June 13, 2003, entered an order finally approving the settlement and dismissing both the Heller and Nuanes litigation with prejudice. On August 12, 2003, an objector filed an appeal of the court's order approving the settlement and is seeking to reverse or vacate the Court's order and the judgment entered thereto. Although we reserve our right to terminate or amend our offer if final court approval of the settlement is reversed or vacated, we have nevertheless elected to proceed with this offer under the terms of the settlement. On November 24, 2003, the objector appealing the settlement and judgment entered thereto filed an application requesting the Court order AIMCO to withdraw the settlement tender offers, refrain from making further offers pending the appeal and auction any units tendered to third parties. The objector contends that this offer does not conform with the terms of the Settlement. Alternatively, counsel for the objector has requested the Court on behalf of a settlement class member order AIMCO to pay all non-tendering settlement class members their pro rata share of the Settlement Fund whether or not the settlement and judgment entered thereto is vacated on appeal and to notify settlement class members that the releases and covenant not to sue are not binding unless the settlement and judgment entered thereto is affirmed on appeal. AIMCO asserts that such applications are without merit and is opposing such applications."

         (2) The second paragraph under "THE LITIGATION SETTLEMENT OFFER -
Section 11. Background and Reasons for the Offer - Alternatives Considered by Your General Partner -- Liquidation" is amended and restated as follows:

                  "If your partnership was liquidated, and the properties sold at prices equal to the values recently determined by the independent appraiser (see Annex II), we estimate that your net liquidation proceeds would be $530.61 per unit. See "The Litigation Settlement Offer -- Section 8. Valuation of Units." However, in the opinion of your general partner, which is our affiliate, the present time may not be the most desirable time to sell the real estate assets of your partnership in a private transaction, and the proceeds realized from any such sale would be uncertain. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets. Although future operating results and sales prices are uncertain, your general partner believes that the operating performance of your partnership's property may improve in the future. This improvement, should it occur, may result in higher property values. Such values, however, are also a function of capitalization rates in the market and the interest rate environment at the time. However, because your general partner and property manager (which are our affiliates) receive fees for managing your partnership and its property, a conflict of interest exists between continuing the partnership and receiving such fees, on the one hand, and the liquidation of the partnership and the termination of such fees, on the other. See "The Litigation Settlement Offer -- Section 15. Certain Information Concerning Your Partnership -- Investment Objectives and Policies; Sale or Financing of Investments" and "--Section 13. Conflicts of Interest and Transactions with Affiliates." The term of the partnership will continue until December 31, 2010, unless the partnership is terminated sooner under the provisions of the partnership agreement."

         (3) The paragraph under "THE LITIGATION SETTLEMENT OFFER - Section 11. Background and Reasons for the Offer - Alternative Transactions Considered by Us" is amended and restated as follows:

                  "Alternative Transactions Considered by Us. At the present time, we have decided to proceed with this offer pursuant to the court approved settlement. From time to time in the past, we have considered proposing a number of alternative transactions, including the purchase of your partnership's property or a merger of your partnership in which you would receive cash in exchange for your units. We decided not to pursue these alternative transactions because, in each case, we determined that a tender offer would be a less expensive means of acquiring additional interests in your partnership, and would not require the consent or approval of any limited partners (other than those who elect to tender their units). In the future, however, we may consider purchasing your partnership's property or effecting such a merger. See "The Litigation Settlement Offer -- Section 14. Future Plans of the Purchaser." We also considered an offer to exchange units in your partnership for limited partnership interests in AIMCO Properties, L.P. However, because of the expense and delay associated with making such an exchange offer, we decided to make an offer for cash only. In addition, our historical experience has been that when we have offered limited partners an opportunity to receive cash or limited partnership interests in AIMCO Properties, L.P., the limited partners who tender usually prefer the cash option."

         (4) The first paragraph of "THE LITIGATION SETTLEMENT OFFER - Section
13. Conflicts of Interest and Transactions with Affiliates -- Transactions with Affiliates" is amended and restated as follows:

                  "NHP Management Company (which is our affiliate) received fees of approximately $170,000 and $817,000 for the years ended December 31, 2002 and 2001, respectively, for construction management services. The construction management service fees are calculated based on a percentage of current additions to investment properties."

         (5) The third paragraph of "THE LITIGATION SETTLEMENT OFFER - Section
13. Conflicts of Interest and Transactions with Affiliates -- Transactions with Affiliates" is amended and restated as follows:

                  "We have made available to the partnership a credit line of up to $150,000 per property owned by the partnership. During the year ended December 31, 2002, we agreed to advance funds in excess of the $150,000 line of credit to fund operating expenses of Plantation Creek Apartments and advanced $329,000 for this purpose. At December 31, 2002, the outstanding balance was approximately $333,000, including accrued interest. The advance was repaid in full subsequent to December 31, 2002. There were no outstanding amounts due under this line of credit at December 31, 2001."

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  Item 6(a), (c)(1) - (7) of the Schedule TO is amended and supplemented as follows:

         (1) The first two paragraphs under "THE LITIGATION SETTLEMENT OFFER --
Section 7. Effects of the Offer" are amended and restated as follows:

                  "Because the general partner of your partnership is our affiliate, we have control over the management of your partnership. In addition, we, together with IPLP Acquisition, L.L.C. and AIMCO IPLP, L.P. (which are our affiliates), own 46,312.50, or 55.90%, of the outstanding units of your partnership. Because we and our affiliates own a majority of the outstanding units and control your partnership's general partner, we control the outcome of most voting decisions with respect to your partnership. In general, we will vote the units owned by us in whatever manner we deem to be in our best interests, which may not be in the interest of other limited partners. This could (1) prevent non-tendering limited partners from taking action that they desire but that we oppose and (2) enable us to take action desired by us but opposed by non-tendering limited partners. We are also affiliated with the company that currently manages, and has managed for some time, the property owned by your partnership. In the event that we acquire a substantial number of units pursuant to this offer, removal of the property manager may become more difficult or impossible.

                  If we acquire all of the units that we are seeking in the offer, our interest in your partnership's net earnings ($(1,439,000) for the nine months ended September 30, 2003) and net book value ($(6,301,000) as of September 30, 2003) will increase to 100%. AIMCO-GP owns a 1% interest in AIMCO Properties, L.P. and AIMCO, through its subsidiaries, owns an 89% in AIMCO Properties."

         (2) The second paragraph under "THE LITIGATION SETTLEMENT OFFER -
Section 7. Effects of the Offer - Effect on the Trading Market; Registration Under Section 12(g) of the Exchange Act" is amended and restated as follows:

                  "The units are registered under Section 12(g) of the Exchange Act, which means, among other things, that your partnership is required to file periodic reports with the SEC and to comply with the SEC's proxy rules. We do not expect or intend that consummation of the offer will cause the units to cease to be registered under Section 12(g) of the Exchange Act. If the units were to be held by fewer than 300 persons, your partnership could apply to de-register the units under the Exchange Act. Your partnership currently has 3,166 unitholders. The lack of filing periodic reports could affect the already limited secondary market which currently exists for units in your partnership and may result in others not tendering for such units. In such a case, you would regularly have access only to the limited information your partnership's agreement of limited partnership requires your general partner (which is our affiliate) to provide each year, which information consists primarily of tax information. In particular, you will continue to receive a Schedule K-1 each year as well as audited financial statements with respect to your partnership. See "The Litigation Settlement Offer --
         Section 1. Terms of the Offer; Expiration Date.""

         (3) The first, second and third paragraphs of "THE LITIGATION SETTLEMENT OFFER - Section 9. The Lawsuit and the Settlement - The Settlement of the Nuanes and Heller Complaints" is amended and restated as follows:

                  "On December 20, 2002, the parties to the above-entitled litigation executed a Stipulation of Settlement of the two actions. That settlement was the result of over one year of negotiations and the involvement of two separate settlement judges. Class counsel and defendants' counsel first met with the Honorable William J. Cahill, Retired California Superior Court Judge, on two separate occasions. Counsel also met on four separate occasions with the Honorable Margaret
         J. Kemp, California Superior Court Judge, before reaching a settlement in principle. The parties initially met with Judge Cahill on two occasions in the fall of 2000, but were ultimately unsuccessful in reaching a definitive settlement agreement. At the Court's direction, they renewed formal settlement discussions before Judge Kemp. The parties first attended a settlement conference before Judge Kemp in September or October 2002 and then subsequently met with her on October 28, 2002, November 26, 2002 and December 2, 2002. The parties reached final agreement on the material terms of the settlement at the last settlement conference with Judge Kemp on December 2, 2002 and put the terms of that agreement on the record in open court.

                  In each of the conferences described above, counsel from Lieff Cabraser Heimann & Bernstein LLP, Farella Braun & Martel LLP & Berman Devalerio Pease & Tobacco attended on behalf of the named plaintiffs and the putative settlement class; counsel from Skadden, Arps, Slate, Meagher & Flom LLP attended on behalf of AIMCO and its affiliated entities, including your general partner, and Orrick Herrington & Sutcliffe attended on behalf of the remaining defendants. AIMCO Executive Vice President Patrick Foye also attended each of these meetings. Mr. Vincent Gresham of the Law Offices of Vincent Gresham also participated on behalf of plaintiffs and the putative settlement class in those settlement discussions before the Hon. Cahill, Retired. At these meetings, discussions included possible transactions that could provide liquidity to investors and form the basis of a settlement, the use of a settlement fund and the amount of such fund, the timing and distribution of any settlement fund, selection and use of an appraiser and disclosures that would accompany any contemplated transaction(s). The participants considered but ultimately rejected a merger or roll-up of the various partnerships as possible alternatives to cash tender offers. The parties ultimately concluded, however, that a merger or roll-up could be potentially complicated and time consuming and that a cash tender offer would be a less coercive form of providing liquidity to those investors who desired it.

                  The Settlement Agreement requires each tender offer to attach executive summaries of partnership property appraisals commissioned specifically for the settlement tender offers and to provide an explanation of how the appraised values of the properties compare to the per Unit price(s) being offered. It also requires the payment of an allocable portion of the settlement fund for each unit tendered pursuant to the settlement fund, details the scope of the release and covenants not to sue which will bind class members, requires that tender offers be made no more than one year after final approval of the settlement and imposes certain restrictions on the length of time in which the tender offers can remain open, as well as with regard to other disclosures made therein. On April 4, 2003, the Court preliminarily approved the settlement and, on June 13, 2003, entered an order finally approving the settlement and dismissing both the Heller and Nuanes litigation with prejudice. On August 12, 2003, an objector filed an appeal of the court's order approving the settlement and is seeking to reverse or vacate the Court's order and the judgment entered thereto. Although we reserve our right to terminate or amend our offer if final court approval of the settlement is reversed or vacated, we have nevertheless elected to proceed with this offer under the terms of the settlement. On November 24, 2003, the objector appealing the settlement and judgment entered thereto filed an application requesting the Court order AIMCO to withdraw the settlement tender offers, refrain from making further offers pending the appeal and auction any units tendered to third parties. The objector contends that this offer does not conform with the terms of the Settlement. Alternatively, counsel for the objector has requested the Court on behalf of a settlement class member order AIMCO to pay all non-tendering settlement class members their pro rata share of the Settlement Fund whether or not the settlement and judgment entered thereto is vacated on appeal and to notify settlement class members that the releases and covenant not to sue are not binding unless the settlement and judgment entered thereto is affirmed on appeal. AIMCO asserts that such applications are without merit and is opposing such applications."

         (4) The second paragraph under "THE LITIGATION SETTLEMENT OFFER -
Section 11. Background and Reasons for the Offer - Alternatives Considered by Your General Partner -- Liquidation" is amended and restated as follows:

                  "If your partnership was liquidated, and the properties sold at prices equal to the values recently determined by the independent appraiser (see Annex II), we estimate that your net liquidation proceeds would be $530.61 per unit. See "The Litigation Settlement Offer -- Section 8. Valuation of Units." However, in the opinion of your general partner, which is our affiliate, the present time may not be the most desirable time to sell the real estate assets of your partnership in a private transaction, and the proceeds realized from any such sale would be uncertain. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets. Although future operating results and sales prices are uncertain, your general partner believes that the operating performance of your partnership's property may improve in the future. This improvement, should it occur, may result in higher property values. Such values, however, are also a function of capitalization rates in the market and the interest rate environment at the time. However, because your general partner and property manager (which are our affiliates) receive fees for managing your partnership and its property, a conflict of interest exists between continuing the partnership and receiving such fees, on the one hand, and the liquidation of the partnership and the termination of such fees, on the other. See "The Litigation Settlement Offer -- Section 15. Certain Information Concerning Your Partnership -- Investment Objectives and Policies; Sale or Financing of Investments" and "--Section 13. Conflicts of Interest and Transactions with Affiliates." The term of the partnership will continue until December 31, 2010, unless the partnership is terminated sooner under the provisions of the partnership agreement."

         (5) The paragraph under "THE LITIGATION SETTLEMENT OFFER - Section 11. Background and Reasons for the Offer - Alternative Transactions Considered by Us" is amended and restated as follows:

                  "Alternative Transactions Considered by Us. At the present time, we have decided to proceed with this offer pursuant to the court approved settlement. From time to time in the past, we have considered proposing a number of alternative transactions, including the purchase of your partnership's property or a merger of your partnership in which you would receive cash in exchange for your units. We decided not to pursue these alternative transactions because, in each case, we determined that a tender offer would be a less expensive means of acquiring additional interests in your partnership, and would not require the consent or approval of any limited partners (other than those who elect to tender their units). In the future, however, we may consider purchasing your partnership's property or effecting such a merger. See "The Litigation Settlement Offer -- Section 14. Future Plans of the Purchaser." We also considered an offer to exchange units in your partnership for limited partnership interests in AIMCO Properties, L.P. However, because of the expense and delay associated with making such an exchange offer, we decided to make an offer for cash only. In addition, our historical experience has been that when we have offered limited partners an opportunity to receive cash or limited partnership interests in AIMCO Properties, L.P., the limited partners who tender usually prefer the cash option."

         (6) The fourth and fifth paragraphs under "THE LITIGATION SETTLEMENT OFFER - Section 14. Future Plans of the Purchaser" are amended and restated as follows:

                  "We have been advised that the general partner does not currently expect to consider, on behalf of your partnership any of the following transactions: (i) payment of extraordinary distributions;
         (ii) refinancing, reducing or increasing existing indebtedness of the partnership; (iii) sales of assets, individually or as part of a complete liquidation; and (iv) mergers or other consolidation transactions involving the partnership. Any such merger or consolidation transaction could involve other limited partnerships in which your general partner or its affiliates serve as general partners, or a combination of the partnership with one or more existing, publicly traded entities (including, possibly, affiliates of AIMCO), in any of which limited partners might receive cash, common stock or other securities or consideration. As discussed under "The Litigation Settlement Offer - Section 15. Certain Information Concerning Your Partnership - Investment Objectives and Policies; Sale or Financing of Investments," the general partner regularly evaluates the real estate and capital markets. The general partner may consider refinancing the partnership's existing indebtedness to the extent that the general partner is able to obtain a lower interest rate or if such indebtedness is approaching maturity. Furthermore, in the event that the general partner receives an attractive offer for any of your partnership's properties, the general partner would give due consideration to such an offer.

                  If any of the transactions referred to above occur, and financial benefits accrue to the limited partners, we will participate in those benefits to the extent of our ownership of units. The agreement of limited partnership prohibits limited partners from voting on actions taken by the partnership, unless otherwise specifically permitted therein. Limited partners may vote on a liquidation, and we will be able to significantly influence or control the outcome of any such vote. Our primary objective in seeking to acquire the units pursuant to the offer is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those units."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 7(a), (b) and (d) of the Schedule TO is amended and supplemented as follows:

         (1) The following sentence is added to the end of the first paragraph under "THE LITIGATION SETTLEMENT OFFER -Section 21. Fees and Expenses":

         "The partnership will not be responsible for paying any of the fees or expenses incurred by us in connection with this offer."

         (2) The second paragraph under "THE LITIGATION SETTLEMENT OFFER --
Section 21. Fees and Expenses" is amended and restated as follows:

                  "The following is an itemized statement of the aggregate estimated expenses incurred and to be incurred in this offer by us:


                    Information Agent Fees...............      $      7,500
                    Legal Fees...........................             5,000
                    Printing Fees........................             5,000
                    Tax and Accounting Fees..............             1,500
                    Postage..............................               500
                    Appraiser............................            17,500
                    Depositary...........................               500
                                                               ------------
                      Total..............................      $     37,500"
                                                               =============

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  Item 8 of the Schedule TO is amended and supplemented as follows:

         The following paragraph under "THE LITIGATION SETTLEMENT OFFER -
Section 15. Certain Information Concerning Your Partnership" is amended and restated as follows:

                  "Ownership and Voting. We, together with IPLP Acquisition, L.L.C. and AIMCO IPLP, L.P. (which are our affiliates), own 46,312.50 units, or 55.90%, of the outstanding units of your partnership. Because we and our affiliates own a majority of the outstanding units, we have the ability to control most votes of the limited partners. See "The Litigation Settlement Offer -- Section 7. Effects of the Offer" and "--
         Section 16. Voting Power.""

ITEM 11. ADDITIONAL INFORMATION.

                  Item 11(b) of the Schedule TO is amended and supplemented as follows:

         Section 16 under "THE LITIGATION SETTLEMENT OFFER" is amended and restated as follows:

         "16. VOTING POWER

                  Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. We, together with IPLP Acquisition, L.L.C. and AIMCO IPLP, L.P. (which are our affiliates) own 46,312.50 units, or 55.90%, of the outstanding units of your partnership. Because we and our affiliates own a majority of the outstanding units, we control most voting decisions made by limited partners. See "The Litigation Settlement Offer -- Section 7. Effects of the Offer.""

ITEM 12. EXHIBITS.

                  Item 12 of the Schedule TO is amended and supplemented as follows:

         (c)(1)   Appraisal of Autumn Run Apartments

         (c)(2)   Appraisal of Cooper's Pointe Apartments

         (c)(3)   Appraisal of Copper Mill Apartments

         (c)(4)   Appraisal of Four Winds Apartments

         (c)(5)   Appraisal of Hampton Greens Apartments

         (c)(6)   Appraisal of Plantation Creek Apartments

         (c)(7)   Appraisal of Promontory Point Apartments

         (c)(8)   Appraisal of Wood Creek Apartments

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

                  Item 13 of the Schedule TO is amended and supplemented as follows:

         (1) The thirteenth paragraph under "THE LITIGATION SETTLEMENT OFFER -
Section 6. Certain Federal Income Tax Matters" is amended and restated as follows:

                  "Tax Consequences to Your Partnership of Our Offer. Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for United States federal income tax purposes. It is possible that our acquisition of units pursuant to the offer alone or in combination with other transfers of interests in your partnership could result in such a termination of your partnership. If your partnership is not deemed to terminate for tax purposes, there will be no tax effect to your partnership. If your partnership is deemed to terminate for tax purposes, however, the following federal income tax events will be deemed to occur: the terminated partnership will be deemed to have contributed all of its assets (subject to its liabilities) to a new partnership in exchange for an interest in the new partnership and, immediately thereafter, the old partnership will be deemed to have distributed interests in the new partnership to the remaining limited partners in proportion to their respective interests in the old partnership in liquidation of the old partnership.

                  A termination of your partnership for federal income tax purposes may also subject the assets of your partnership to longer depreciable lives than those currently applicable to the assets of your partnership. This would generally decrease the annual average depreciation deductions following our offer, but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Additionally, upon a termination of your partnership, the taxable year of your partnership will close for federal income tax purposes. Elections as to tax matters previously made by the old partnership will not be applicable to the new partnership unless the new partnership chooses to make the same elections.

                  Tax Consequences to Non-Tending and Partially-Tendering Limited Partners. As described above, if 50% or more of such interests are sold or exchanged within a 12 month period, including as a result of our acquisition of units, a deemed tax termination of your partnership will occur for tax purposes. If less than 50% of the total interest in capital and profits of your partnership are sold or exchanged within any 12 month period, there will be no tax effect to you from the offer.

                  You will not recognize any gain or loss upon a deemed tax termination of your partnership, and your capital account in your partnership will carry over to the new partnership. A termination of your partnership for federal income tax purposes may change (and possibly shorten) your holding period with respect to interests in your partnership that you choose to retain. Gain recognized by you on the disposition of retained units with a holding period of 12 months or less may be classified as short-term capital gain and subject to taxation at ordinary income tax rates.

                  A deemed tax termination will also decrease the annual depreciation deductions (as a result of the longer partnership depreciation lives described above) allocable to you (thereby possibly increasing the taxable income allocable to your interests in the partnership each year)."

         (2) The first two paragraphs under "THE LITIGATION SETTLEMENT OFFER --
Section 7. Effects of the Offer" are amended and restated as follows:

                  "Because the general partner of your partnership is our affiliate, we have control over the management of your partnership. In addition, we, together with IPLP Acquisition, L.L.C. and AIMCO IPLP, L.P. (which are our affiliates), own 46,312.50, or 55.90%, of the outstanding units of your partnership. Because we and our affiliates own a majority of the outstanding units and control your partnership's general partner, we control the outcome of most voting decisions with respect to your partnership. In general, we will vote the units owned by us in whatever manner we deem to be in our best interests, which may not be in the interest of other limited partners. This could (1) prevent non-tendering limited partners from taking action that they desire but that we oppose and (2) enable us to take action desired by us but opposed by non-tendering limited partners. We are also affiliated with the company that currently manages, and has managed for some time, the property owned by your partnership. In the event that we acquire a substantial number of units pursuant to this offer, removal of the property manager may become more difficult or impossible.

                  If we acquire all of the units that we are seeking in the offer, our interest in your partnership's net earnings ($(1,439,000) for the nine months ended September 30, 2003) and net book value ($(6,301,000) as of September 30, 2003) will increase to 100%. AIMCO-GP owns a 1% interest in AIMCO Properties, L.P. and AIMCO, through its subsidiaries, owns an 89% in AIMCO Properties."

         (3) The second paragraph under "THE LITIGATION SETTLEMENT OFFER -
Section 7. Effects of the Offer - Effect on the Trading Market; Registration Under Section 12(g) of the Exchange Act" is amended and restated as follows:

                  "The units are registered under Section 12(g) of the Exchange Act, which means, among other things, that your partnership is required to file periodic reports with the SEC and to comply with the SEC's proxy rules. We do not expect or intend that consummation of the offer will cause the units to cease to be registered under Section 12(g) of the Exchange Act. If the units were to be held by fewer than 300 persons, your partnership could apply to de-register the units under the Exchange Act. Your partnership currently has 3,166 unitholders. The lack of filing periodic reports could affect the already limited secondary market which currently exists for units in your partnership and may result in others not tendering for such units. In such a case, you would regularly have access only to the limited information your partnership's agreement of limited partnership requires your general partner (which is our affiliate) to provide each year, which information consists primarily of tax information. In particular, you will continue to receive a Schedule K-1 each year as well as audited financial statements with respect to your partnership. See "The Litigation Settlement Offer -- Section 1. Terms of the Offer; Expiration Date.""

         (4) The following subsection under "THE LITIGATION SETTLEMENT OFFER -
Section 8. Valuation of Units" is amended and restated as follows:

         "Estimated Liquidation Proceeds Based on Independent Appraisal

                  SELECTION AND QUALIFICATIONS OF INDEPENDENT APPRAISER. Under the terms of the settlement, your partnership's property was appraised by American Appraisal Associates, Inc. ("AAA"), an independent appraiser appointed by the court. The information was provided to us by AAA with respect to its appraisals.

                  AAA is an experienced independent valuation consulting firm with more than 50 offices on four continents. AAA provides valuation and consulting services for the real estate industry through its specialized industry focus and operates through a team of professionals with different economical, financial, statistical, legal, architectural, urban and engineering knowledge and expertise.

                  FACTORS CONSIDERED. AAA performed complete appraisals of all of your partnership's properties. AAA has represented that its report was prepared in conformity with the Uniform Standards of Professional Appraisal Practice and the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute. We furnished the appraiser with all of the necessary information requested by AAA in connection with the appraisal. The information furnished to the appraiser was true, correct and complete in all material respects. No limitations were imposed on AAA by us or any of our affiliates. In preparing its valuation of your partnership property, AAA:

         o inspected and analyzed the exterior of all buildings and site improvements and a representative sample of units;

         o conducted neighborhood and area research, including major employers, demographics (population trends, number of households, and income trends), housing trends, surrounding uses, and general economic outlook of the area;

         o conducted market research of rental inventory, historical vacancy rates, historical average rental rates, occupancy trends, concessions, and marketing strategies in the submarket, and occupancy rates at competing properties;

         o reviewed leasing policy, concessions and history of recent occupancy;

         o reviewed the historical operating statements for your partnership's property and an operating budget forecast for 2003;

         o prepared an estimate of stabilized income and expense (for capitalization purposes);

         o conducted market inquiries into recent sales of similar properties to ascertain sales price per unit, effective gross income multipliers and capitalization rates; and

         o prepared sales comparison and income capitalization approaches to value.

         AAA was provided by us with the following management budgets for your partnership's property:

DESCRIPTION                          AUTUMN RUN              COOPER'S POINTE             COPPER MILL             FOUR WINDS
                              FISCAL YEAR     2003      FISCAL YEAR     2003      FISCAL YEAR     2003      FISCAL YEAR     2003
                                 MANAGEMENT BUDGET          MANAGEMENT BUDGET         MANAGEMENT BUDGET         MANAGEMENT BUDGET
                                 TOTAL      PER UNIT      TOTAL       PER UNIT      TOTAL       PER UNIT      TOTAL       PER UNIT
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Revenues
     Rental Income            $3,120,000   $    9,750   $1,471,500   $    7,664   $1,805,900   $    9,406   $2,906,112   $    8,303

     Vacancy                     186,725          584       86,500          451       82,135          428      158,300          452
     CreditLoss/Concessions      114,520          358       33,180          173       38,210          199      105,000          300
         Subtotal             $  301,245   $      941   $  119,680   $      623   $  120,345   $      627   $  263,300   $      752

     Laundry Income           $        0   $        0   $    8,400   $       44   $   11,004   $       57   $   27,708   $       79
     Garage Revenue                    0            0            0            0            0            0            0            0
     Other Misc. Revenue         197,400          617      117,000          609      105,972          552      236,900          677
         Subtotal Other       $  197,400   $      617   $  125,400   $      653   $  116,976   $      609   $  264,608   $      756
Income

Effective Gross Income        $3,016,155   $    9,425   $1,477,220   $    7,694   $1,802,531   $    9,388   $2,907,420   $    8,307

Operating Expenses
     Taxes                    $  384,722   $    1,202   $  143,123          745   $   93,577   $      487   $  196,620   $      562
     Insurance                    52,740          165       44,396          231       32,130          167       68,780          197
     Utilities                   173,408          542       78,000          406       86,616          451      106,500          304
     Repair & Maintenance         86,316          270      138,500          721       18,480           96       73,464          210
     Cleaning                          0            0            0            0       50,732          264            0            0
     Landscaping                  47,305          148            0            0       58,792          306       43,200          123
     Security                          0            0            0            0            0            0            0            0
     Marketing & Leasing          54,222          169       17,100           89       24,000          125       77,900          223
     General Administrative      265,730          830      141,274          736       27,348          142      319,704          913
     Management                  102,400          320       74,061          386       90,200          470      153,000          437
     Miscellaneous                90,962          284            0            0      146,946          765   $  103,360          295

Total Operating Expenses      $1,257,805   $    3,931   $  636,454   $    3,315   $  628,821   $    3,275   $1,142,528   $    3,264
     Reserves                          0            0            0            0            0            0            0            0
Net Income                    $1,758,350   $    5,495   $  840,766   $    4,379   $1,173,710   $    6,113   $1,764,892   $    5,043

DESCRIPTION                        HAMPTON GREENS           PLANTATION CREEK         PROMONTORY POINTE            WOODCREEK
                              FISCAL YEAR     2003      FISCAL YEAR     2003      FISCAL YEAR     2003      FISCAL YEAR    2003
                                 MANAGEMENT BUDGET         MANAGEMENT BUDGET          MANAGEMENT BUDGET         MANAGEMENT BUDGET
                                TOTAL       PER UNIT      TOTAL       PER UNIT      TOTAL       PER UNIT      TOTAL       PER UNIT
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Revenues
     Rental Income            $1,996,072   $    6,460   $4,195,000   $    8,667   $1,883,064   $    7,472   $3,000,681   $    6,946

     Vacancy                     117,000          379      634,000        1,310       90,924          361      177,503          411
     CreditLoss/Concessions       54,900          178      244,800          506       78,000          310       84,633          196
         Subtotal             $   71,900   $       56   $  878,800   $    1,816   $  168,924   $      670   $  262,136   $      607

     Laundry Income           $   21,648   $       70   $        0   $        0   $   12,516   $       50   $   20,148   $       47
     Garage Revenue                    0            0            0            0            0            0            0            0
     Other Misc. Revenue          94,800          307      261,600          540       63,264          251      234,108          542
         Subtotal Other       $  116,448   $      377   $  261,600   $      540   $   75,780   $      301   $  254,256   $      589
Income

Effective Gross Income        $1,940,620   $    6,280   $3,577,800   $    7,392   $1,789,920   $    7,103   $2,992,801   $    6,928

Operating Expenses
     Taxes                    $  240,993   $      780   $  381,488   $      788   $  277,435   $    1,101   $  203,632   $      471
     Insurance                    69,531          225       99,274          205       63,218          251       79,326          184

     Utilities                   108,600          351      362,000          748       86,076          342      249,147          577
     Repair & Maintenance         41,100          133      138,000          285       30,528          121       51,840          120
     Cleaning                     66,600          216      175,000          362       65,604          260       91,000          211
     Landscaping                  58,136          188      189,500          392       61,248          243       75,800          175
     Security                          0            0            0            0            0            0            0            0
     Marketing & Leasing          44,910          145      102,400          212       32,280          128       53,000          123
     General Administrative      205,256          664      354,504          732      183,132          727      365,118          845
     Management                  100,031          324      202,780          419       91,943          365      147,732          342
     Miscellaneous                     0            0            0            0            0            0            0            0

Total Operating Expenses      $  935,157   $    3,026   $2,004,946   $    4,142   $  891,464   $    3,538   $1,316,595   $    3,048
     Reserves                          0            0            0            0            0            0            0            0
Net Income                    $1,005,463   $    3,254   $1,572,854   $    3,250   $  898,456   $    3,565   $1,676,206   $    3,880


                  THE ABOVE MANAGEMENT BUDGETS ARE INTERNALLY PREPARED OPERATING PROJECTIONS FOR THE PARTNERSHIP'S PROPERTIES. A MANAGEMENT BUDGET DOES NOT REFLECT A PROPERTY'S ACTUAL PERFORMANCE, OR CHANGES IN THE CONDITION OF A PROPERTY, IN THE LOCAL AREA SURROUNDING A PROPERTY OR IN THE ECONOMY IN GENERAL.

                  SUMMARY OF APPROACHES AND METHODOLOGIES EMPLOYED. The following summary describes the material approaches and analyses employed by AAA in preparing the appraisals. The partnership imposed no conditions or limitations on the scope of AAA's investigation or the methods and procedures to be followed in preparing the appraisal. AAA principally relied on two approaches to valuation: (1) the sales comparison approach and (2) the income capitalization approach.

                  The sales comparison approach uses analysis techniques and sales of comparable improved properties in surrounding or competing areas to derive units of comparison that are then used to indicate a value for the subject property. Under this approach, the primary methods of analysis used by the appraiser were: (1) sales price per unit analysis; (2) net operating income analysis; and (3) effective gross income analysis.

                  The purpose of the income capitalization approach is to value an income-producing property by analyzing likely future income and expenses of the property over a reasonable holding period. Under the income capitalization approach, AAA performed: (1) a direct capitalization analysis and (2) a discounted cash flow analysis to derive property value. The direct capitalization analysis determines the value of a property by applying a capitalization rate that takes into account all of the factors influencing the value of such property to the net operating income of such property for a single year. The direct capitalization method is normally more appropriate for properties with relatively stable operating histories and expectations. The discounted cash flow analysis determines the value of a property by discounting to present value the estimated operating cash flow of such property and the estimated proceeds of a hypothetical sale of such property at the end of an assumed holding period. The discounted cash flow method is more appropriate for the analysis of investment properties with multiple or long-term leases, particularly leases with cancellation clauses or renewal options. It is especially useful for multi-tenant properties in volatile markets.

                  AAA relied principally on the income capitalization approach to valuation and secondarily on the sales comparison approach. Although the sales comparison approach is considered a reliable method for valuing property, the income capitalization approach is the primary approach used for valuing income producing property, such as your partnership's property.

                  Summary of independent appraisals of your partnership's property. AAA performed complete appraisals of all eight of your partnership's properties. The summary set forth below describes the material conclusions reached by AAA based on the values determined under the valuation approaches and subject to the assumptions and limitations described below. AAA determined that the estimated total "as is" market value of the fee simple estate of your partnership's property was $119,800,000, which is higher than our estimated total gross valuation of $81,656,281.

         AUTUMN RUN APARTMENTS

                  Valuation Under Sales Comparison Approach. AAA compared five apartment complexes with Autumn Run Apartments that were sold between May 2001 and January 2003 and located in the property's real estate market area. Based on its qualitative analysis, AAA rated the locations of two comparable properties as comparable and rated the locations of three comparable properties as inferior to the location of Autumn Run Apartments. AAA rated the quality/appeal of two comparable properties as comparable and rated the locations of three comparable properties as inferior to Autumn Run Apartments. AAA rated the amenities of five comparable properties as comparable to the amenities of Autumn Run Apartments.

                  AAA made adjustments to the sales price per unit of each comparable property to reflect differences from Autumn Run Apartments in location, number of units, quality/appeal, age/condition, occupancy at sale, amenities and average unit size. Based on the available data, AAA concluded a value range of $74,308 to $90,857 per unit with a mean or average adjusted price of $82,082 per unit and a median adjusted price of $78,519 per unit. Thus, the estimated value based on a $75,000 sales price per unit for the 320 units was approximately $23,900,000 after adjustment for present value of concessions.

                  As part of the sales comparison approach, AAA also conducted a net operating income ("NOI") analysis. NOI effectively takes into account the various physical, location and operating aspects of the sale. AAA compared Autumn Run Apartments's NOI to the NOI of the five comparable properties and arrived at a percentage adjustment. After applying the percentage adjustment to the sales price per unit of each comparable property, the range of value was between $59,947 and $75,741 per unit, with an average of $68,014 per unit. The appraiser concluded a value of $71,000 per unit for the 320 units of Autumn Run Apartments, resulting in an estimated "as is" market value of $22,700,000 using the NOI analysis after adjustment for present value of concessions.

                  AAA also performed an effective gross income multiplier ("EGIM") analysis. The EGIM measures the relationship between the sales price of a property and its effective gross income, which is the total annual income that a property would produce after an allowance for vacancy and credit loss. AAA estimated the operating expense ratio ("OER") of Autumn Run Apartments to be 39.70% before reserves, with the expense ratios of the five comparable properties ranging from 33.90% to 45.00%, resulting in EGIMs ranging from 6.76 to 8.74. Thus, AAA concluded an EGIM of 7.40 for Autumn Run Apartments and applied the EGIM to the stabilized effective gross income for Autumn Run Apartments (see Income Approach section below), resulting in a value conclusion of approximately $23,200,000 after adjustment for present value of concessions.

                  AAA estimated the value using the price per unit analysis at $23,900,000, the value using the NOI analysis at $22,700,000 and the value using the EGIM analysis at $23,200,000. Based on these three valuation methods, AAA concluded that the reconciled value for Autumn Run Apartments under the sales comparison approach was $23,300,000. AAA assumed a marketing and exposure period of 6 to 12 months.

                  Valuation Under Income Capitalization Approach. Under the income capitalization approach, AAA performed: (1) a direct capitalization analysis and (2) a discounted cash flow analysis to derive a value for Autumn Run Apartments.

                  AAA first utilized a discounted cash flow method to analyze the value of Autumn Run Apartments. Under this method, anticipated future cash flow and a reversionary value are discounted at an appropriate rate of return to arrive at an estimate of present value. AAA performed a market rent analysis for Autumn Run Apartments to derive a projected rental income. AAA also employed a direct capitalization analysis on the property by dividing a forecast of net operating income ("NOI") by an appropriate capitalization rate. AAA performed a market rent analysis for Autumn Run Apartments to derive a projected rental income. The analysis included both a review of the subject's current asking and actual rent rates as well as a comparison with comparable apartment properties. AAA calculated Autumn Run Apartment's effective gross income ("EGI") by adding apartment rental collections to other income and then making an adjustment for vacancy and collection loss. Under this analysis, AAA arrived at an EGI of $3,147,760. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI for Autumn Run Apartments of approximately $1,802,127. AAA performed a pro forma analysis of revenues and expenses for Autumn Run Apartments to derive the subject's stabilized NOI. AAA relied on the subject's historical and budgeted income and expenses for this estimate. AAA derived appropriate investments criteria, including an overall capitalization rate, terminal capitalization rate and a discount rate based upon analysis of comparable sales and a survey of real estate investors.

                  The assumptions employed by AAA to determine the value of Autumn Run Apartments under the income approach included:

                  (1) stabilized vacancy and collection loss rate of 5%;

                  (2) replacement reserve of $300 per unit;

                  (3) overall capitalization rate of 7.75%;

                  (4) terminal capitalization rate of 8.25%;

                  (5) discount rate of 10.75%;

                  (6) 2% cost of sale at reversion; and

                  (7) holding period of 10 years.

         No adjustment was made for lease-up costs because the property was near or at a stabilized condition. An adjustment was made for concessions, and AAA estimated the present value of concessions to be $52,000. Based on these assumptions, AAA's estimate of cash flows for a 10-year period resulted in an indicated value of $23,100,000 through the discounted cash flow method. The reversion value contributed approximately 45% of the value.

                  Under the direct capitalization method, utilizing a capitalization rate of 7.75%, the projected NOI resulted in a value (after rounding) of $23,200,000 after adjustments for lease-up costs and present value of concessions.

                  Using the income capitalization approach, AAA determined on an as-is basis that the direct capitalization method and the discounted cash flow method indicated the value for Autumn Run Apartments was $23,200,000.

                  Reconciliation of Values and Conclusions of Appraisal. The final step in the appraisal process was to reconcile the sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. The reconciliation of the two approaches involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. AAA concluded that the estimated market value under the sales comparison approach was $23,300,000 and the estimated market value under the income capitalization approach was $23,200,000. After reconciling the various factors, AAA determined that the most appropriate technique for estimating the value of income-producing property was an approach based primarily on income, and thus arrived at a final "as is" market value for Autumn Run Apartments of $23,300,000 as of May 30, 2003.

         COOPER'S POINTE

                  Valuation Under Sales Comparison Approach. AAA compared five apartment complexes with Cooper's Pointe Apartments that were sold between September 1998 and February 2002 and located in the property's real estate market area. Based on its qualitative analysis, AAA rated the locations of four comparable properties as comparable and rated the location of one comparable properties as inferior to the location of Cooper's Pointe Apartments. AAA rated the quality/appeal of one comparable property as superior, two comparable properties as comparable and two comparable properties as inferior to the quality/appeal of Cooper's Pointe Apartments. AAA rated the amenities of four comparable properties as comparable and one comparable property as superior to the amenities of Cooper's Pointe Apartments.

                  AAA made adjustments to the sales price per unit of each comparable property to reflect differences from Cooper's Pointe Apartments in location, number of units, quality/appeal, age/condition, occupancy at sale, amenities and average unit size. Based on the available data, AAA concluded a value range of $47,214 to $53,362 per unit with a mean or average adjusted price of $50,971 per unit and a median adjusted price of $52,250 per unit. Thus, the estimated value based on a $50,000 sales price per unit for the 192 units was approximately $9,600,000.

                  As part of the sales comparison approach, AAA also conducted a net operating income ("NOI") analysis. NOI effectively takes into account the various physical, location and operating aspects of the sale. AAA compared Cooper's Pointe Apartments' NOI to the NOI of the five comparable properties and arrived at a percentage adjustment. After applying the percentage adjustment to the sales price per unit of each comparable property, the range of value was between $45,280 and $54,603 per unit, with an average of $51,823 per unit. The appraiser concluded a value of $52,000 per unit for the 192 units of Cooper's Pointe Apartments, resulting in an estimated "as is" market value of $10,000,000 using the NOI analysis.

                  AAA also performed an effective gross income multiplier ("EGIM") analysis. The EGIM measures the relationship between the sales price of a property and its effective gross income, which is the total annual income that a property would produce after an allowance for vacancy and credit loss. AAA estimated the operating expense ratio ("OER") of Cooper's Pointe Apartments to be 42.73% before reserves, with the expense ratios of the five comparable properties ranging from 41.50% to 52.91%, resulting in EGIMs ranging from 4.88 to 7.15. Thus, AAA concluded an EGIM of 6.50 for Cooper's Pointe, and applied the EGIM to the stabilized effective gross income for Cooper's Pointe Apartments (see Income Approach section below), resulting in a value conclusion of approximately $10,100,000.

                  AAA estimated the value using the price per unit analysis at $9,600,000, the value using the NOI analysis at $10,000,000 and the value using the EGIM analysis at $10,100,000. Based on these three valuation methods, AAA concluded that the reconciled value for Cooper's Pointe Apartments under the sales comparison approach was $10,000,000. AAA assumed a marketing and exposure period of 6 to 12 months.

                  Valuation Under Income Capitalization Approach. Under the income capitalization approach, AAA performed: (1) a direct capitalization analysis and (2) a discounted cash flow analysis to derive a value for Cooper's Pointe Apartments.

                  AAA first utilized a discounted cash flow method to analyze the value of Cooper's Pointe Apartments. Under this method, anticipated future cash flow and a reversionary value are discounted at an appropriate rate of return to arrive at an estimate of present value. AAA performed a market rent analysis for Cooper's Pointe Apartments to derive a projected rental income. AAA also employed a direct capitalization analysis on the property by dividing a forecast of net operating income ("NOI") by an appropriate capitalization rate. AAA performed a market rent analysis for Cooper's Pointe Apartments to derive a projected rental income. The analysis included both a review of the subject's current asking and actual rent rates as well as a comparison with comparable apartment properties. AAA calculated Cooper's Pointe Apartment's effective gross income ("EGI") by adding apartment rental collections to other income and then making an adjustment for vacancy and collection loss. Under this analysis, AAA arrived at an EGI of $1,547,178. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI for Cooper's Pointe Apartments of approximately $838,139. AAA performed a pro forma analysis of revenues and expenses for Cooper's Pointe Apartments to derive the subject's stabilized NOI. AAA relied on the subject's historical and budgeted income and expenses for this estimate. AAA derived appropriate investment criteria, including an overall capitalization rate, terminal capitalization rate and a discount rate based upon analysis of comparable sales and a survey of real estate investors.

                  The assumptions employed by AAA to determine the value of Cooper's Pointe Apartments under the income approach included:

                  (1) stabilized vacancy and collection loss rate of 6%;

                  (2) replacement reserve of $250 per unit;

                  (3) overall capitalization rate of 8.50%;

                  (4) terminal capitalization rate of 10.00%;

                  (5) discount rate of 11.00%;

                  (6) 2.00% cost of sale at reversion; and

                  (7) holding period of 10 years.

         No adjustment was made for lease-up costs because the property was near or at a stabilized condition. No adjustment was made for concessions. Based on these assumptions, AAA's estimate of cash flows for a 10-year period resulted in an indicated value of $9,800,000 through the discounted cash flow method. The reversion value contributed approximately 40% of the value.

                  Under the direct capitalization method, utilizing a capitalization rate of 8.50%, the projected NOI resulted in a prospective (stabilized) value (after rounding) of $9,900,000.

                  Using the income capitalization approach, AAA determined on an as-is basis that the direct capitalization method and the discounted cash flow method indicated the value for Cooper's Pointe Apartments was $9,900,000.

                  Reconciliation of Values and Conclusions of Appraisal. The final step in the appraisal process was to reconcile the sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. The reconciliation of the two approaches involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. AAA concluded that the estimated market value under the sales comparison approach was $10,000,000 and the estimated market value under the income capitalization approach was $9,900,000. After reconciling the various factors, AAA determined that the most appropriate technique for estimating the value of income-producing property was an approach based primarily on income, and thus arrived at a final "as is" market value for Cooper's Pointe Apartments of $9,900,000 as of May 28, 2003 .

           COPPER MILL

                  Valuation Under Sales Comparison Approach. AAA compared five apartment complexes with Copper Mill that were sold between September 2000 and June 2001 and located in the property's real estate market area. Based on its qualitative analysis, AAA rated the locations of three comparable properties as comparable and two comparable properties as inferior to the location of Copper Mill. AAA rated the quality/appeal of five comparable properties as comparable to the quality/appeal of Copper Mill. AAA rated the amenities of five comparable properties as comparable to the amenities of Copper Mill.

                  AAA made adjustments to the sales price per unit of each comparable property to reflect differences from Copper Mill in location, number of units, quality/appeal, age/condition, occupancy at sale, amenities and average unit size. Based on the available data, AAA concluded a value range of $68,775 to $81,814 per unit with a mean or average adjusted price of $76,139 per unit and a median adjusted price of $78,099 per unit. Thus, the estimated value based on a $72,000 sales price per unit for the 192 units was approximately $13,800,000 after adjustment for present value of concessions.

                  As part of the sales comparison approach, AAA also conducted a net operating income ("NOI") analysis. NOI effectively takes into account the various physical, location and operating aspects of the sale. AAA compared Copper Mill's NOI to the NOI of the five comparable properties and arrived at a percentage adjustment. After applying the percentage adjustment to the sales price per unit of each comparable property, the range of value was between $63,865 and $71,413 per unit, with an average of $67,561 per unit. The appraiser concluded a value of $72,000 per unit for the 192 units of Copper Mill, resulting in an estimated "as is" market value of $13,800,000 using the NOI analysis after adjustment for present value of concessions.

                  AAA also performed an effective gross income multiplier ("EGIM") analysis. The EGIM measures the relationship between the sales price of a property and its effective gross income, which is the total annual income that a property would produce after an allowance for vacancy and credit loss. AAA estimated the operating expense ratio ("OER") of Copper Mill to be 35.55% before reserves, with the expense ratios of the five comparable properties ranging from 30.33% to 39.36%, resulting in EGIMs ranging from 6.89 to 8.23. Thus, AAA concluded an EGIM of 7.65 for Copper Mill, and applied the EGIM to the stabilized effective gross income for Copper Mill (see Income Approach section below), resulting in a value conclusion of approximately $13,700,000 after adjustment for present value of concessions.

                  AAA estimated the value using the price per unit analysis at $13,800,000, the value using the NOI analysis at $13,800,000 and the value using the EGIM analysis at $13,700,000. Based on these three valuation methods, AAA concluded that the reconciled value for Copper Mill under the sales comparison approach was $13,800,000. AAA assumed a marketing and exposure period of 6 to 12 months.

                  Valuation Under Income Capitalization Approach. Under the income capitalization approach, AAA performed: (1) a direct capitalization analysis and (2) a discounted cash flow analysis to derive a value for Copper Mill.

                  AAA first utilized a discounted cash flow method to analyze the value of Copper Mill. Under this method, anticipated future cash flow and a reversionary value are discounted at an appropriate rate of return to arrive at an estimate of present value. AAA performed a market rent analysis for Copper Mill to derive a projected rental income. AAA also employed a direct capitalization analysis on the property by dividing a forecast of net operating income ("NOI") by an appropriate capitalization rate. AAA performed a market rent analysis for Copper Mill to derive a projected rental income. The analysis included both a review of the subject's current asking and actual rent rates as well as a comparison with comparable apartment properties. AAA calculated Copper Mill's effective gross income ("EGI") by adding apartment rental collections to other income and then making an adjustment for vacancy and collection loss. Under this analysis, AAA arrived at an EGI of $1,790,090. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI for Copper Mill of approximately $1,115,841. AAA performed a pro forma analysis of revenues and expenses for Copper Mill to derive the subject's stabilized NOI. AAA relied on the subject's historical and budgeted income and expenses for this estimate. AAA derived appropriate investment criteria, including an overall capitalization rate, terminal capitalization rate and a discount rate based upon analysis of comparable sales and a survey of real estate investors.

                  The assumptions employed by AAA to determine the value of Copper Mill under the income approach included:

                  (1) stabilized vacancy and collection loss rate of 7%;

                  (2) replacement reserve of $200 per unit;

                  (3) overall capitalization rate of 8.75%;

                  (4) terminal capitalization rate of 9.25%;

                  (5) discount rate of 11.00%;

                  (6) 2.00% cost of sale at reversion; and

                  (7) holding period of 10 years.

         No adjustment was made for lease-up costs because the property was near or at a stabilized condition. An adjustment was made for concessions, and AAA estimated the present value of concessions to be $47,000. Based on these assumptions, AAA's estimate of cash flows for a 10-year period resulted in an indicated value of $13,400,000 through the discounted cash flow method. The reversion value contributed approximately 42% of the value.

                  Under the direct capitalization method, utilizing a capitalization rate of 8.75%, the projected NOI resulted in a prospective (stabilized) value (after rounding) of $12,700,000 after adjustments for present value of concessions.

                  Using the income capitalization approach, AAA determined on an as-is basis that the direct capitalization method and the discounted cash flow method indicated the value for Copper Mill was $13,400,000.

                  Reconciliation of Values and Conclusions of Appraisal. The final step in the appraisal process was to reconcile the sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. The reconciliation of the two approaches involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. AAA concluded that the estimated market value under the sales comparison approach was $13,800,000 and the estimated market value under the income capitalization approach was $13,400,000. After reconciling the various factors, AAA determined that the most appropriate technique for estimating the value of income-producing property was an approach based primarily on income, and thus arrived at a final "as is" market value for Copper Mill of $13,500,000 as of May 7, 2003.

         FOUR WINDS APARTMENTS

                  Valuation Under Sales Comparison Approach. AAA compared five apartment complexes with Four Winds Apartments that were sold between January 2001 and August 2002 and located in the property's real estate market area. Based on its qualitative analysis, AAA rated the locations of five comparable properties as comparable to the location of Four Winds Apartments. AAA rated the quality/appeal of two comparable properties as superior and three comparable properties as comparable to the quality/appeal Four Winds Apartments. AAA rated the amenities of one comparable property as superior and four comparable properties as comparable to the amenities of Four Winds Apartments.

                  AAA made adjustments to the sales price per unit of each comparable property to reflect differences from Four Winds Apartments in location, number of units, quality/appeal, age/condition, occupancy at sale, amenities and average unit size. Based on the available data, AAA concluded a value range of $44,855 to $50,468 per unit with a mean or average adjusted price of $47,825 per unit and a median adjusted price of $47,586 per unit. Thus, the estimated value based on a $47,500 sales price per unit for the units was approximately $16,600,000 after adjustment for deferred maintenance.

                  As part of the sales comparison approach, AAA also conducted a net operating income ("NOI") analysis. NOI effectively takes into account the various physical, location and operating aspects of the sale. AAA compared Four Winds Apartments' NOI to the NOI of the five comparable properties and arrived at a percentage adjustment. After applying the percentage adjustment to the sales price per unit of each comparable property, the range of value was between $40,691 and $55,416 per unit, with an average of $49,452 per unit. The appraiser concluded a value of $47,500 per unit for the 350 units of Four Winds Apartments, resulting in an estimated "as is" market value of $16,600,000 using the NOI analysis after adjustment for deferred maintenance.

                  AAA also performed an effective gross income multiplier ("EGIM") analysis. The EGIM measures the relationship between the sales price of a property and its effective gross income, which is the total annual income that a property would produce after an allowance for vacancy and credit loss. AAA estimated the operating expense ratio ("OER") of Four Winds Apartments to be 43.31% before reserves, with the expense ratios of the five comparable properties ranging from 32.03% to 47.37%, resulting in EGIMs ranging from 6.49 to 7.33. Thus, AAA concluded an EGIM of 6.00 for Four Winds Apartments, and applied the EGIM to the stabilized effective gross income for Four Winds Apartments (see Income Approach section below), resulting in a value conclusion of approximately $16,600,000 after adjustment for deferred maintenance.

                  AAA estimated the value using the price per unit analysis at $16,600,000, the value using the NOI analysis at $16,600,000 and the value using the EGIM analysis at $16,600,000. Based on these three valuation methods, AAA concluded that the reconciled value for Four Winds Apartments under the sales comparison approach was $16,600,000. AAA assumed a marketing and exposure period of 6 to 12 months.

                  Valuation Under Income Capitalization Approach. Under the income capitalization approach, AAA performed: (1) a direct capitalization analysis and (2) a discounted cash flow analysis to derive a value for Four Winds Apartments.

                  AAA first utilized a discounted cash flow method to analyze the value of Four Winds Apartments. Under this method, anticipated future cash flow and a reversionary value are discounted at an appropriate rate of return to arrive at an estimate of present value. AAA performed a market analysis for Four Winds Apartments to derive a projected rental income. AAA also employed a direct capitalization analysis on the property by dividing a forecast of net operating income ("NOI") by an appropriate capitalization rate. AAA performed a market rent analysis for Four Winds Apartments to derive a projected rental income. The analysis included both a review of the subject's current asking and actual rent rates as well as a comparison with comparable apartment properties. AAA calculated Four Winds Apartment's effective gross income ("EGI") by adding apartment rental collections to other income and then making an adjustment for vacancy and collection loss. Under this analysis, AAA arrived at an EGI of $2,786,271. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI for Four Winds Apartments of approximately $1,491,957. AAA performed a pro forma analysis of revenues and expenses for Four Winds Apartments to derive the subject's stabilized NOI. AAA relied on the subject's historical and budgeted income and expenses for this estimate. AAA derived appropriate investment criteria, including an overall capitalization rate, terminal capitalization rate and a discount rate based upon analysis of comparable sales and a survey of real estate investors.

                  The assumptions employed by AAA to determine the value of Four Winds Apartments under the income approach included:

                  (1) stabilized vacancy and collection loss rate of 8.50%;

                  (2) replacement reserve of $250 per unit;

                  (3) overall capitalization rate of 9.00%;

                  (4) terminal capitalization rate of 10.00%;

                  (5) discount rate of 11.00%;

                  (6) 2.00% cost of sale at reversion; and

                  (7) holding period of 10 years.

         No adjustment was made for lease-up costs because the property was near or at a stabilized condition. No adjustment was made for concessions. An adjustment was made for deferred maintenance. Based on these assumptions, AAA's estimate of cash flows for a 10-year period resulted in an indicated value of $16,500,000 through the discounted cash flow method. The reversion value contributed approximately 39% of the value.

                  Under the direct capitalization method, utilizing a capitalization rate of 9.00%, the projected NOI resulted in a prospective (stabilized) value (after rounding) of $16,500,000 after adjustment for deferred maintenance.

                  Using the income capitalization approach, AAA determined on an as-is basis that the direct capitalization method and the discounted cash flow method indicated the value for Four Winds Apartments was $16,500,000.

                  Reconciliation of Values and Conclusions of Appraisal. The final step in the appraisal process was to reconcile the sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. The reconciliation of the two approaches involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. AAA concluded that the estimated market value under the sales comparison approach was $16,600,000 and the estimated market value under the income capitalization approach was $16,500,000. After reconciling the various factors, AAA determined that the most appropriate technique for estimating the value of income-producing property was an approach based primarily on income, and thus arrived at a final "as is" market value for Four Winds Apartments of $16,500,000 as of May 8, 2003.

         HAMPTON GREENS

                  Valuation Under Sales Comparison Approach. AAA compared five apartment complexes with Hampton Greens that were sold between February 2000 and August 2001 and located in the property's real estate market area. Based on its qualitative analysis, AAA rated the locations of one comparable property as superior, three comparable properties as comparable and one comparable properties as inferior to the location of Hampton Greens. AAA rated the quality/appeal of two comparable properties as comparable and three comparable properties as inferior to quality/appeal of Hampton Greens. AAA rated the amenities of five comparable properties as comparable to the amenities of Hampton Greens.

                  AAA made adjustments to the sales price per unit of each comparable property to reflect differences from Hampton Greens in location, number of units, quality/appeal, age/condition, occupancy at sale, amenities and average unit size. Based on the available data, AAA concluded a value range of $30,015 to $38,222 per unit with a mean or average adjusted price of $32,744 per unit and a median adjusted price of $31,058 per unit. Thus, the estimated value based on a $31,000 sales price per unit for the 309 units was approximately $9,400,000 after adjustment for lease-up costs and present value of concessions.

                  As part of the sales comparison approach, AAA also conducted a net operating income ("NOI") analysis. NOI effectively takes into account the various physical, location and operating aspects of the sale. AAA compared Hampton Greens' NOI to the NOI of the five comparable properties and arrived at a percentage adjustment. After applying the percentage adjustment to the sales price per unit of each comparable property, the range of value was between $20,575 and $25,866 per unit, with an average of $23,471 per unit. The appraiser concluded a value of $25,000 per unit for the 309 units of Hampton Greens, resulting in an estimated "as is" market value of $7,500,000 using the NOI analysis after adjustment for lease-up costs and present value of concessions.

                  AAA also performed an effective gross income multiplier ("EGIM") analysis. The EGIM measures the relationship between the sales price of a property and its effective gross income, which is the total annual income that a property would produce after an allowance for vacancy and credit loss. AAA estimated the operating expense ratio ("OER") of Hampton Greens to be 50.73% before reserves, with the expense ratios of the five comparable properties ranging from 40.66% to 55.86%, resulting in EGIMs ranging from 4.24 to 5.50. Thus, AAA concluded an EGIM of 4.50 for Hampton Greens, and applied the EGIM to the stabilized effective gross income for Hampton Greens (see Income Approach section below), resulting in a value conclusion of approximately $8,100,000 after adjustment for lease-up costs and present value of concessions.

                  AAA estimated the value using the price per unit analysis at $9,400,000, the value using the NOI analysis at $7,500,000 and the value using the EGIM analysis at $8,100,000. Based on these three valuation methods, AAA concluded that the reconciled value for Hampton Greens under the sales comparison approach was $8,500,000. AAA assumed a marketing and exposure period of 6 to 12 months.

                  Valuation Under Income Capitalization Approach. Under the income capitalization approach, AAA performed: (1) a direct capitalization analysis and (2) a discounted cash flow analysis to derive a value for Hampton Greens.

                  AAA first utilized a discounted cash flow method to analyze the value of Hampton Greens. Under this method, anticipated future cash flow and a reversionary value are discounted at an appropriate rate of return to arrive at an estimate of present value. AAA performed a market rent analysis for Hampton Greens to derive a projected rental income. AAA also employed a direct capitalization analysis on the property by dividing a forecast of net operating income ("NOI") by an appropriate capitalization rate. AAA performed a market rent analysis for Hampton Greens to derive a projected rental income. The analysis included both a review of the subject's current asking and actual rent rates as well as a comparison with comparable apartment properties. AAA calculated Hampton Greens' effective gross income ("EGI") by adding apartment rental collections to other income and then making an adjustment for vacancy and collection loss. Under this analysis, AAA arrived at an EGI of $1,844720. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI for Hampton Greens of approximately $831,572. AAA performed a pro forma analysis of revenues and expenses for Hampton Greens to derive the subject's stabilized NOI. AAA relied on the subject's historical and budgeted income and expenses for this estimate. AAA derived appropriate investment criteria, including an overall capitalization rate, terminal capitalization rate and a discount rate based upon analysis of comparable sales and a survey of real estate investors.

                  The assumptions employed by AAA to determine the value of Hampton Greens under the income approach included:

                     (1) stabilized vacancy and collection loss rate of 10%;

                     (2) replacement reserve of $250 per unit;

                     (3) overall capitalization rate of 9.50%;

                     (4) terminal capitalization rate of 10.00%;

                     (5) discount rate of 11.00%;

                     (6) 3.00% cost of sale at reversion; and

                     (7) holding period of 10 years.

           In addition, adjustments were made for any assumed lease-up costs and concessions because Hampton Greens' occupancy level was below a stabilized occupancy projection and due to soft market conditions. Thus, AAA assumed a 12-month lease up period and estimated the present value of concessions to be $123,000 through the discounted cash flow method. Based on these assumptions, AAA's estimate of cash flows for a 10-year period resulted in an indicated value of $8,800,000. The reversion value contributed approximately 40% of the value.

                     Under the direct capitalization method utilizing a capitalization rate of 9.50%, the projected NOI resulted in a value (after rounding) of $8,600,000 after adjustments for lease-up costs and present value of concessions.

                     Using the income capitalization approach, AAA determined on an as-is basis that the direct capitalization method and the discounted cash flow method indicated the value for Hampton Greens was $8,700,000.

                     Reconciliation of Values and Conclusions of Appraisal. The final step in the appraisal process was to reconcile the sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. The reconciliation of the two approaches involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. AAA concluded that the estimated market value under the sales comparison approach was $8,500,000 and the estimated market value under the income capitalization approach was $8,700,000. After reconciling the various factors, AAA determined that the most appropriate technique for estimating the value of income-producing property was an approach based primarily on income, and thus arrived at a final "as is" market value for Hampton Greens of $8,500,000 as of April 28, 2003.

           PLANTATION CREEK

                     Valuation Under Sales Comparison Approach. AAA compared five apartment complexes with Plantation Creek that were sold between August 2001 and March 2003 and located in property's real estate market area. Based on its qualitative analysis, AAA rated the locations of one comparable property as superior and four comparable properties as comparable to the location of Plantation Creek. AAA rated the quality/appeal of five comparable properties as comparable to the quality/appeal of Plantation Creek. AAA rated the amenities of five comparable properties as comparable to the amenities of Plantation Creek.

                     AAA made adjustments to the sales price per unit of each comparable property to reflect differences from Plantation Creek in location, number of units, quality/appeal, age/condition, occupancy at sale, amenities and average unit size. Based on the available data, AAA concluded a value range of $44,464 to $49,844 per unit with a mean or average adjusted price of $47,282 per unit and a median adjusted price of $47,500 per unit. Thus, the estimated value based on a $47,500 sales price per unit for the 484 units was approximately $22,700,000 after adjustment for present value of concessions.

                     As part of the sales comparison approach, AAA also conducted a net operating income ("NOI") analysis. NOI effectively takes into account the various physical, location and operating aspects of the sale. AAA compared Plantation Creek's NOI to the NOI of the five comparable properties and arrived at a percentage adjustment. After applying the percentage adjustment to the sales price per unit of each comparable property, the range of value was between $37,829 and $49,350 per unit, with an average of $43,839 per unit. The appraiser concluded a value of $45,000 per unit for the 484 units of Plantation Creek, resulting in an estimated "as is" market value of $21,500,000 using the NOI analysis after adjustment for present value of concessions.

                     AAA also performed an effective gross income multiplier ("EGIM") analysis. The EGIM measures the relationship between the sales price of a property and its effective gross income, which is the total annual income that a property would produce after an allowance for vacancy and credit loss. AAA estimated the operating expense ratio ("OER") of Plantation Creek to be 46.18% before reserves, with the expense ratios of the five comparable properties ranging from 39.21% to 46.35%, resulting in EGIMs ranging from 5.59 to 6.44. Thus, AAA concluded an EGIM of 6.10 for Plantation Creek, and applied the EGIM to the stabilized effective gross income for Plantation Creek (see Income Approach section below), resulting in a value conclusion of approximately $23,600,000 after adjustment for present value of concessions.

                     AAA estimated the value using the price per unit analysis at $22,700,000, the value using the NOI analysis at $21,500,000 and the value using the EGIM analysis at $23,600,000. Based on these three valuation methods, AAA concluded that the reconciled value for Plantation Creek under the sales comparison approach was $22,500,000. AAA assumed a marketing and exposure period of 6 to 12 months.

                     Valuation Under Income Capitalization Approach. Under the income capitalization approach, AAA performed: (1) a direct capitalization analysis and (2) a discounted cash flow analysis to derive a value for Plantation Creek.

                     AAA first utilized a discounted cash flow method to analyze the value of Plantation Creek. Under this method, anticipated future cash flow and a reversionary value are discounted at an appropriate rate of return to arrive at an estimate of present value. AAA performed a market rent analysis for Plantation Creek to derive a projected rental income. AAA also employed a direct capitalization analysis on the property by dividing a forecast of net operating income ("NOI") by an appropriate capitalization rate. AAA performed a market rent analysis for Plantation Creek to derive a projected rental income. The analysis included both a review of the subject's current asking and actual rent rates as well as a comparison with comparable apartment properties. AAA calculated Plantation Creek's effective gross income ("EGI") by adding apartment rental collections to other income and then making an adjustment for vacancy and collection loss. Under this analysis, AAA arrived at an EGI of $3,923,374. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI for Plantation Creek of approximately $1,990,613. AAA performed a pro forma analysis of revenues and expenses for Plantation Creek to derive the subject's stabilized NOI. AAA relied on the subject's historical and budgeted income and expenses for this estimate. AAA derived appropriate investment criteria, including an overall capitalization rate, terminal capitalization rate and a discount rate based upon analysis of comparable sales and a survey of real estate investors.

                     The assumptions employed by AAA to determine the value of Plantation Creek under the discount cash flow method included:

                     (1) stabilized vacancy and collection loss rate of 13%;

                     (2) replacement reserve of $250 per unit;

                     (3) overall capitalization rate 9.00%;

                     (4) terminal capitalization rate of 9.50%;

                     (5) discount rate of 11.00%;

                     (6) 2.00% cost of sale at reversion; and

                     (7) holding period of 10 years.

           No adjustment was made for lease-up costs because the property was near or at a stabilized condition. An adjustment was made for concessions, and AAA estimated the present value of concessions to be $327,000. Based on these assumptions, AAA's estimate of cash flows for a 10-year period resulted in an indicated value of $22,200,000 through the discounted cash flow method. The reversion value contributed approximately 41% of the value.


                     Under the direct capitalization method utilizing a capitalization rate of 9.00%, the projected NOI resulted in a prospective (stabilized) value (after rounding) of $21,800,000 after adjustments for present value of concessions.

                     Using the income capitalization approach, AAA determined on an as-is basis that the direct capitalization method and the discounted cash flow method indicated the value for Plantation Creek was $22,000,000.

                     Reconciliation of Values and Conclusions of Appraisal. The final step in the appraisal process was to reconcile the sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. The reconciliation of the two approaches involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. AAA concluded that the estimated market value under the sales comparison approach was $22,500,000 and the estimated market value under the income capitalization approach was $22,000,000. After reconciling the various factors, AAA determined that the most appropriate technique for estimating the value of income-producing property was an approach based primarily on income, and thus arrived at a final "as is" market value for Plantation Creek of $22,300,000 as of May 22, 2003.

           PROMONTORY POINTE

                     Valuation Under Sales Comparison Approach. AAA compared five apartment complexes with Promontory Pointe that were sold between November 2000 and June 2002 and located in the property's real estate market area. Based on its qualitative analysis, AAA rated the locations of four comparable properties as superior one comparable property as comparable to the location of Promontory Pointe. AAA rated the quality/appeal of three comparable properties as superior, one comparable property as comparable and one comparable property as inferior to the quality/appeal of Promontory Pointe. AAA rated the amenities of five comparable properties as comparable to the amenities of Promontory Pointe.

                     AAA made adjustments to the sales price per unit of each comparable property to reflect differences from Promontory Pointe in location, number of units, quality/appeal, age/condition, occupancy at sale, amenities and average unit size. Based on the available data, AAA concluded a value range of $30,527 to $38,383 per unit with a mean or average adjusted price of $35,200 per unit and a median adjusted price of $35,396 per unit. Thus, the estimated value based on a $35,000 sales price per unit for the 252 units was approximately $8,600,000 after adjustment for lease-up costs and present value of concessions.

                     As part of the sales comparison approach, AAA also conducted a net operating income ("NOI") analysis. NOI effectively takes into account the various physical, location and operating aspects of the sale. AAA compared Promontory Pointe's NOI to the NOI of the five comparable properties and arrived at a percentage adjustment. After applying the percentage adjustment to the sales price per unit of each comparable property, the range of value was between $29,647 and $34,158 per unit, with an average of $31,903 per unit. The appraiser concluded a value of $33,000 per unit for the 252 units of Promontory Pointe, resulting in an estimated "as is" market value of $8,100,000 using the NOI analysis after adjustment for lease-up costs and present value of concessions.

                     AAA also performed an effective gross income multiplier ("EGIM") analysis. The EGIM measures the relationship between the sales price of a property and its effective gross income, which is the total annual income that a property would produce after an allowance for vacancy and credit loss. AAA estimated the operating expense ratio ("OER") of Promontory Pointe to be 47.92% before reserves, with the expense ratios of the five comparable properties ranging from 50.06% to 50.47%, resulting in EGIMs ranging from 4.50 to 5.14. Thus, AAA concluded an EGIM of 5.00 for Promontory Point, and applied the EGIM to the stabilized effective gross income for Promontory Pointe (see Income Approach section below), resulting in a value conclusion of approximately $8,400,000 after adjustment for lease-up costs and present value of concessions.

                     AAA estimated the value using the price per unit analysis at $8,600,000, the value using the NOI analysis at $8,100,000 and the value using the EGIM analysis at $8,400,000. Based on these three valuation methods, AAA concluded that the reconciled value for Promontory Pointe under the sales comparison approach was $8,400,000. AAA assumed a marketing and exposure period of 6 to 12 months.

                     Valuation Under Income Capitalization Approach. Under the income capitalization approach, AAA performed: (1) a direct capitalization analysis and (2) a discounted cash flow analysis to derive a value for Promontory Pointe.

                     AAA first utilized a discounted cash flow method to analyze the value of Promontory Pointe. Under this method, anticipated future cash flow and a reversionary value are discounted at an appropriate rate of return to arrive at an estimate of present value. AAA performed a market rent analysis for Promontory Pointe to derive a projected rental income. AAA also employed a direct capitalization analysis on the property by dividing a forecast of net operating income ("NOI") by an appropriate capitalization rate. AAA performed a market rent analysis for Promontory Pointe to derive a projected rental income. The analysis included both a review of the subject's current asking and actual rent rates as well as a comparison with comparable apartment properties. AAA calculated Promontory Pointe's effective gross income ("EGI") by adding apartment rental collections to other income and then making an adjustment for vacancy and collection loss. Under this analysis, AAA arrived at an EGI of $1,712,815. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI for Promontory Pointe of approximately $829,083. AAA performed a pro forma analysis of revenues and expenses for Promontory Pointe to derive the subject's stabilized NOI. AAA relied on the subject's historical and budgeted income and expenses for this estimate. AAA derived appropriate investment criteria, including an overall capitalization rate, terminal capitalization rate and a discount rate based upon analysis of comparable sales and a survey of real estate investors.

                     The assumptions employed by AAA to determine the value of Promontory Pointe under the income approach included:

                     (1) stabilized vacancy and collection loss rate of 12%;

                     (2) replacement reserve of $250 per unit;

                     (3) overall capitalization rate of 9.00%;

                     (4) terminal capitalization rate of 9.50%;

                     (5) discount rate of 10.50%;

                     (6) 3.00% cost of sale at reversion; and

                     (7) holding period of 10 years.

           In addition, adjustments were made for assumed lease-up costs and concessions because Hampton Greens' occupancy level was below a stabilized occupancy projection and due to soft market conditions. Thus, AAA assumed a 12-month lease up period and estimated the present value of concessions to be $137,000. Based on these assumptions, AAA's estimate of cash flows for a 10-year period resulted in an indicated value of $9,200,000 through the discounted cash flow method. The reversion value contributed approximately 42% of the value.

                     Under the direct capitalization method utilizing a capitalization rate of 9.00%, the projected NOI resulted in a prospective (stabilized) value (after rounding) of $9,000,000 after adjustments for lease-up costs and present value of concessions.

                     Using the income capitalization approach, AAA determined on an as-is basis that the direct capitalization method and the discounted cash flow method indicated the value for Promontory Pointe was $9,100,000.

                     Reconciliation of Values and Conclusions of Appraisal. The final step in the appraisal process was to reconcile the sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. The reconciliation of the two approaches involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. AAA concluded that the estimated market value under the sales comparison approach was $8,400,000 and the estimated market value under the income capitalization approach was $9,100,000. After reconciling the various factors, AAA determined that the most appropriate technique for estimating the value of income-producing property was an approach based primarily on income, and thus arrived at a final "as is" market value for Promontory Pointe of $9,000,000 as of May 20, 2003.

           WOODCREEK

                     Valuation Under Sales Comparison Approach. AAA compared five apartment complexes with Woodcreek that were sold between August 2002 and February 2003 and located in the property's real estate market area. Based on its qualitative analysis, AAA rated the locations of two comparable property superior, one comparable property as comparable and two comparable properties as inferior to the location of Woodcreek. AAA rated the quality/appeal of four comparable properties as superior and one comparable properties as inferior to the quality/appeal of Woodcreek. AAA rated the amenities of two comparable properties as superior, two comparable properties as comparable and one comparable property as inferior to the amenities of Woodcreek.

                     AAA made adjustments to the sales price per unit of each comparable property to reflect differences from Woodcreek in location, number of units, quality/appeal, age/condition, occupancy at sale, amenities and average unit size. Based on the available data, AAA concluded a value range of $35,688 to $42,396 per unit with a mean or average adjusted price of $39,823 per unit and a median adjusted price of $40,091 per unit. Thus, the estimated value based on a $40,000 sales price per unit for the 432 units was approximately $16,800,000 after adjustment for lease-up costs and present value of concessions.

                     As part of the sales comparison approach, AAA also conducted a net operating income ("NOI") analysis. NOI effectively takes into account the various physical, location and operating aspects of the sale. AAA compared Woodcreek's NOI to the NOI of the five comparable properties and arrived at a percentage adjustment. After applying the percentage adjustment to the sales price per unit of each comparable property, the range of value was between $44,477 and $46,568 per unit, with an average of $45,298 per unit. The appraiser concluded a value of $44,000 per unit for the 432 units of Woodcreek, resulting in an estimated "as is" market value of $18,500,000 using the NOI analysis after adjustment for lease-up costs and present value of concessions.

                     AAA also performed an effective gross income multiplier ("EGIM") analysis. The EGIM measures the relationship between the sales price of a property and its effective gross income, which is the total annual income that a property would produce after an allowance for vacancy and credit loss. AAA estimated the operating expense ratio ("OER") of Woodcreek to be 44.70% before reserves, with the expense ratios of the five comparable properties ranging from 36.58% to 45.35%, resulting in EGIMs ranging from 6.73 to 7.88. Thus, AAA concluded an EGIM of 6.00 for Woodcreek, and applied the EGIM to the stabilized effective gross income for Woodcreek (see Income Approach section below), resulting in a value conclusion of approximately $17,600,000 after adjustment for lease-up costs and present value of concessions.

                     AAA estimated the value using the price per unit analysis at $16,800,000, the value using the NOI analysis at $18,500,000 and the value using the EGIM analysis at $17,600,000. Based on these three valuation methods, AAA concluded that the reconciled value for Woodcreek under the sales comparison approach was $17,200,000. AAA assumed a marketing and exposure period of 6 to 12 months.

                     Valuation Under Income Capitalization Approach. Under the income capitalization approach, AAA performed: (1) a direct capitalization analysis and (2) a discounted cash flow analysis to derive a value for Woodcreek.

                     AAA first utilized a discounted cash flow method to analyze the value of Woodcreek. Under this method, anticipated future cash flow and a reversionary value are discounted at an appropriate rate of return to arrive at an estimate of present value. AAA performed a market rent analysis for Woodcreek to derive a projected rental income. AAA also employed a direct capitalization analysis on the property by dividing a forecast of net operating income ("NOI") by an appropriate capitalization rate. AAA performed a market rent analysis for Woodcreek to derive a projected rental income. The analysis included both a review of the subject's current asking and actual rent rates as well as a comparison with comparable apartment properties. AAA calculated Woodcreek's effective gross income ("EGI") by adding apartment rental collections to other income and then making an adjustment for vacancy and collection loss. Under this analysis, AAA arrived at an EGI of $3,014,448. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI for Woodcreek of approximately $1,559,086. AAA performed a pro forma analysis of revenues and expenses for Woodcreek to derive the subject's stabilized NOI. AAA relied on the subject's historical and budgeted income and expenses for this estimate. AAA derived appropriate investment criteria, including an overall capitalization rate, terminal capitalization rate and a discount rate based upon analysis of comparable sales and a survey of real estate investors.

                     The assumptions employed by AAA to determine the value of under the discount cash flow method included:

                     (1) stabilized vacancy and collection loss rate of 15%;

                     (2) replacement reserve of $250 per unit;

                     (3) overall capitalization rate of 9.00%;

                     (4) terminal capitalization rate of 9.50%;

                     (5) discount rate of 12.00%;

                     (6) 2.00% cost of sale at reversion; and

                     (7) holding period of 10 years.

           In addition, adjustments were made for assumed lease-up costs and concessions because Woodcreek's occupancy level was below a stabilized occupancy projection and due to soft market conditions. Thus, AAA assumed a 12-month lease up period and estimated the present value of concessions to be $245,000. Based on these assumptions, AAA's estimate of cash flows for a 10-year period resulted in an indicated value of $16,900,000 through the discounted cash flow method. The reversion value contributed approximately 41% of the value.

                     Under the direct capitalization method utilizing a capitalization rate of 9.00%, the projected NOI resulted in a prospective (stabilized) value (after rounding) of $16,900,000 after adjustments lease-up costs and present value of concessions.

                     Using the income capitalization approach, AAA determined on an as-is basis that the direct capitalization method and the discounted cash flow method indicated the value for Woodcreek was $16,900,000.

                     Reconciliation of Values and Conclusions of Appraisal. The final step in the appraisal process was to reconcile the sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. The reconciliation of the two approaches involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. AAA concluded that the estimated market value under the sales comparison approach was $17,200,000 and the estimated market value under the income capitalization approach was $16,900,000. After reconciling the various factors, AAA determined that the most appropriate technique for estimating the value of income-producing property was an approach based primarily on income, and thus arrived at a final "as is" market value for of $16,900,000 as of May 6, 2003.

                     ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS OF AAA'S VALUATION. In preparing the appraisal, AAA relied, without independent verification, on the accuracy and completeness of all information supplied or otherwise made available to it by or on behalf of the partnership. In arriving at the appraisal, AAA assumed:

           o   good and marketable title to the property;

           o   validity of owner's claim to the property;

           o no encumbrances which could not be cleared through normal processes, unless otherwise stated;

           o accuracy of land areas and descriptions obtained from public records;

           o   no subsurface mineral and use rights or conditions;

           o no substances such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic wastes, or other potentially hazardous materials in existence or present on or in the property;

           o full compliance with applicable federal, state and local environmental regulations and laws, unless otherwise stated, defined and considered;

           o possession of all required licenses, consents, or other legislative or administrative authority from any local, state, or national government or private entity organization and that the renewal of these items is possible;

           o compliance with all applicable zoning and use regulations and restrictions, unless a nonconformity has been stated, defined, and considered;

           o utilization of the land and improvements within property boundaries and no encroachment or trespass of the improvements, unless otherwise stated;

           o the structural integrity of the property including its conformity to specific governmental code requirements, such as fire, building and safety, earthquake, and occupancy, or any physical defects not readily apparent during inspection; and

           o   compliance with the Americans with Disabilities Act of 1992.

                     COMPENSATION OF APPRAISER. AAA was appointed by the court to perform all the real estate appraisals in connection with the settlement and this Litigation Settlement Offer. AAA was paid a fee of $619,100 for the appraisals. We has agreed to pay 50% of the costs of the appraisals, with the other 50% to be paid from the settlement fund. AAA has conducted other appraisals of property in connection with the other offers being made pursuant to the settlement agreement. Other than the appraisals performed in connection with the settlement agreement, during the prior two years, no material relationship has existed between AAA and your partnership or any of its affiliates, including the AIMCO Entities.

                     AVAILABILITY OF APPRAISAL REPORTS. You may obtain a full copy of AAA's appraisals upon request, without charge, by contacting the Information Agent at one of the addresses or the telephone number on the back cover of this Litigation Settlement Offer. Copies of the appraisal for the property are also available for inspection and copying at the principal executive offices of the partnership during regular business hours by any interested unitholder or his or her designated representative at his or her cost. In addition, a copy of the appraisals has been filed with the SEC as an exhibit to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO.

           In estimating the net liquidation proceeds that would be payable per unit based on the total appraised value of your partnership's properties, we applied the same basic methodology as described under "Valuation of Units", except that we did not deduct any amounts that were reflected in the total appraised value nor did we include any payment from the settlement fund. As indicated below, based on the total appraised value of the partnership properties, the estimated net liquidation proceeds per unit is $530.61, which is higher than our offer price of $192.60.


Appraised value of partnership properties ............................       $ 119,800,000
Plus: Cash and cash equivalents (net of tenant security
  deposits) ..........................................................             946,512
Plus: Other partnership assets, including any amounts
  payable by the general partner and its affiliates upon
  liquidation ........................................................           2,088,432
Less: Mortgage debt, including accrued interest and any
  prepayment penalty .................................................         (75,489,604)
Less: Accounts payable and accrued expenses ..........................            (656,030)
Less: Other liabilities ..............................................          (1,607,167)
                                                                             -------------
Partnership valuation before taxes and certain costs .................       $  45,082,144
Less: Estimated state entity taxes and nonresident
  withholding ........................................................            (178,249)
Less: Extraordinary capital expenditures and deferred
  maintenance (to the extent not reflected in the appraised
  value of partnership properties) ...................................            (144,600)
Less: Estimated closing costs ........................................          (1,466,280)
Plus: General partner contribution under deficit restoration
  provision ..........................................................           1,532,880
                                                                             -------------
Estimated net liquidation proceeds of your partnership ...............       $  44,825,896
Percentage of estimated net liquidation proceeds allocable
  to holders of units based on the partnership agreement .............                  98%
                                                                             -------------
Estimated net liquidation proceeds of units ..........................       $  43,960,035
  Total number of units ..............................................           82,848.00
                                                                             -------------
Estimated net liquidation proceeds per unit ..........................           $ 530.61"
                                                                             =============


           (5) The second paragraph under "THE LITIGATION SETTLEMENT OFFER -
Section 11. Background and Reasons for the Offer - Alternatives Considered by Your General Partner -- Liquidation" is amended and restated as follows:

                     "If your partnership was liquidated, and the properties sold at prices equal to the values recently determined by the independent appraiser (see Annex II), we estimate that your net liquidation proceeds would be $530.61 per unit. See "The Litigation Settlement Offer -- Section 8. Valuation of Units." However, in the opinion of your general partner, which is our affiliate, the present time may not be the most desirable time to sell the real estate assets of your partnership in a private transaction, and the proceeds realized from any such sale would be uncertain. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets. Although future operating results and sales prices are uncertain, your general partner believes that the operating performance of your partnership's property may improve in the future. This improvement, should it occur, may result in higher property values. Such values, however, are also a function of capitalization rates in the market and the interest rate environment at the time. However, because your general partner and property manager (which are our affiliates) receive fees for managing your partnership and its property, a conflict of interest exists between continuing the partnership and receiving such fees, on the one hand, and the liquidation of the partnership and the termination of such fees, on the other. See "The Litigation Settlement Offer -- Section 15. Certain Information Concerning Your Partnership -- Investment Objectives and Policies; Sale or Financing of Investments" and "--Section 13. Conflicts of Interest and Transactions with Affiliates." The term of the partnership will continue until December 31, 2010, unless the partnership is terminated sooner under the provisions of the partnership agreement."

           (6) The paragraph under "THE LITIGATION SETTLEMENT OFFER - Section
11. Background and Reasons for the Offer - Alternative Transactions Considered by Us" is amended and restated as follows:

                     "Alternative Transactions Considered by Us. At the present time, we have decided to proceed with this offer pursuant to the court approved settlement. From time to time in the past, we have considered proposing a number of alternative transactions, including the purchase of your partnership's property or a merger of your partnership in which you would receive cash in exchange for your units. We decided not to pursue these alternative transactions because, in each case, we determined that a tender offer would be a less expensive means of acquiring additional interests in your partnership, and would not require the consent or approval of any limited partners (other than those who elect to tender their units). In the future, however, we may consider purchasing your partnership's property or effecting such a merger. See "The Litigation Settlement Offer -- Section 14. Future Plans of the Purchaser." We also considered an offer to exchange units in your partnership for limited partnership interests in AIMCO Properties, L.P. However, because of the expense and delay associated with making such an exchange offer, we decided to make an offer for cash only. In addition, our historical experience has been that when we have offered limited partners an opportunity to receive cash or limited partnership interests in AIMCO Properties, L.P., the limited partners who tender usually prefer the cash option."

           (7) Section 12 under "THE LITIGATION SETTLEMENT OFFER" is amended and restated as follows:

           "12. POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER

                     The partnership and the general partner of your partnership (which is our affiliate) have provided the following information for inclusion in this Litigation Settlement Offer:

                     Factors in Favor of Fairness Determination. The general partner of your partnership believes the offer price and the structure of the transaction are fair to the unaffiliated limited partners. In support of such determination, the general partner considered the factors and information set forth below, but did not quantify or otherwise attach particular weight to any such factors or information:

           o the Court's approval of the settlement pursuant to which the offer is being made;

           o the fact that the interests of the unaffiliated limited partners were represented by counsel in the negotiation of the settlement agreement;

           o the method we used to determine our offer price is a method commonly relied upon by investors to value income producing property;

           o the offer gives limited partners an opportunity to make an individual decision on whether to tender their units or to continue to hold them;

           o there is no established trading market for the limited partnership units, and the offer would provide immediate liquidity for tendering limited partners;

           o the uncertainty of the resulting proceeds from the possible alternative transactions, particularly a property sale or a liquidation of the partnership,

           o the fact that no unaffiliated limited partners would be able to participate in the future performance of the partnership following such alternative transactions;

           o the offer price exceeds the book value per unit of $23.26 at September 30, 2003;

           o the fact that our offer price does not reflect any discount for minority interests; and

           o the absence of any other firm offers by third parties for all or substantially all of the partnership's assets, a merger or other extraordinary transaction during the past two years with which to compare the Litigation Settlement Offer.

                     Factors Not in Favor of Fairness Determination. In addition to the foregoing factors, the general partner considered the following countervailing factors:

           o the recent valuation of your partnership's property by American Appraisal Associates, Inc., an independent appraiser appointed by the Court, which results in an estimate of net liquidation proceeds per unit of $530.61, which is higher than our offer price of $192.60;

           o the fact that offer prices in our prior tender offers were higher than our current offer price; and

           o prices at which the units have recently sold were higher than our current offer price.

           The general partner believes that consideration of the offer was procedurally fair because, among other things, (1) the Court approved the settlement agreement pursuant to which the offer is being made,
           (2) limited partners are provided the opportunity to retain their units, (3) the unaffiliated limited partners were represented by counsel in the negotiation of the settlement agreement, and (4) limited partners can evaluate our offer price by comparing it to the net liquidation proceeds per unit derived from the independent appraiser's property valuation.

           While the general partner believes our offer is fair, the general partner also believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, your preferences regarding the timing of when you might wish to sell your units, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. Consequently, the general partner makes no recommendation as to whether or not you should tender or refrain from tendering your units in this offer. YOU ARE ENCOURAGED TO CAREFULLY REVIEW THIS LITIGATION SETTLEMENT OFFER, THE EXECUTIVE SUMMARY OF THE INDEPENDENT APPRAISER'S REPORT (ATTACHED AS ANNEX II) AND ANY OTHER INFORMATION AVAILABLE TO YOU AND TO SEEK ADVICE FROM YOUR INDEPENDENT LAWYER, TAX ADVISOR AND/OR FINANCIAL ADVISOR BEFORE DECIDING WHETHER OR NOT TO ACCEPT THIS LITIGATION SETTLEMENT OFFER.

           Neither the general partner of your partnership or its affiliates have any plans or arrangements to tender any units. Except as otherwise provided in "The Litigation Settlement Offer -- Section 14.

           Future Plans of the Purchaser," the general partner does not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership; a purchase or sale or transfer of a material amount of your partnership's assets; or any changes in your partnership's present capitalization, indebtedness or distribution policies. For information relating to certain relationships between your partnership and its general partner, on one hand, and AIMCO and its affiliates, on the other, and conflicts of interests with respect to the tender offer, see "The Litigation Settlement Offer -- Section 11. Background and Reasons for the Offer" and "-- Section 13. Conflicts of Interest and Transactions with Affiliates." See also "The Litigation Settlement Offer -- Section 8. Valuation of Units -- Comparison to Alternative Consideration" for certain information regarding transactions with respect to units of your partnership.

           Your partnership did not receive any report, opinion or appraisal with respect to the fairness of this Litigation Settlement Offer or the offer price being offered to limited partners. However, the partnership did receive the appraisals prepared by AAA, as described above.

           Although the AIMCO Entities have interests that may be in conflict with those of the partnership's unaffiliated limited partners, each of the AIMCO Entities believes that the offer price and the structure of the transaction are fair to the unaffiliated limited partners based on the information and factors considered by the general partner of your partnership. Each of AIMCO Entities expressly adopts the analysis, and the factors underlying such analysis, of the general partner of your partnership."

           (8) The first paragraph of "THE LITIGATION SETTLEMENT OFFER - Section
13. Conflicts of Interest and Transactions with Affiliates -- Transactions with Affiliates" is amended and restated as follows:

                     "NHP Management Company (which is our affiliate) received fees of approximately $170,000 and $817,000 for the years ended December 31, 2002 and 2001, respectively, for construction management services. The construction management service fees are calculated based on a percentage of current additions to investment properties."

           (9) The third paragraph of "THE LITIGATION SETTLEMENT OFFER - Section
13. Conflicts of Interest and Transactions with Affiliates -- Transactions with Affiliates" is amended and restated as follows:

                     "We have made available to the partnership a credit line of up to $150,000 per property owned by the partnership. During the year ended December 31, 2002, we agreed to advance funds in excess of the $150,000 line of credit to fund operating expenses of Plantation Creek Apartments and advanced $329,000 for this purpose. At December 31, 2002, the outstanding balance was approximately $333,000, including accrued interest. The advance was repaid in full subsequent to December 31, 2002. There were no outstanding amounts due under this line of credit at December 31, 2001."

           (10) The fourth and fifth paragraphs under "THE LITIGATION SETTLEMENT OFFER - Section 14. Future Plans of the Purchaser" are amended and restated as follows:

                     "We have been advised that the general partner does not currently expect to consider, on behalf of your partnership any of the following transactions: (i) payment of extraordinary distributions; (ii) refinancing, reducing or increasing existing indebtedness of the partnership; (iii) sales of assets, individually or as part of a complete liquidation; and (iv) mergers or other consolidation transactions involving the partnership. Any such merger or consolidation transaction could involve other limited partnerships in which your general partner or its affiliates serve as general partners, or a combination of the partnership with one or more existing, publicly traded entities (including, possibly, affiliates of AIMCO), in any of which limited partners might receive cash, common stock or other securities or consideration. As discussed under "The Litigation Settlement Offer - Section 15. Certain Information Concerning Your Partnership - Investment Objectives and Policies; Sale or Financing of Investments," the general partner regularly evaluates the real estate and capital markets. The general partner may consider refinancing the partnership's existing indebtedness to the extent that the general partner is able to obtain a lower interest rate or if such indebtedness is approaching maturity. Furthermore, in the event that the general partner receives an attractive offer for any of your partnership's properties, the general partner would give due consideration to such an offer.

                     If any of the transactions referred to above occur, and financial benefits accrue to the limited partners, we will participate in those benefits to the extent of our ownership of units. The agreement of limited partnership prohibits limited partners from voting on actions taken by the partnership, unless otherwise specifically permitted therein. Limited partners may vote on a liquidation, and we will be able to significantly influence or control the outcome of any such vote. Our primary objective in seeking to acquire the units pursuant to the offer is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those units."

           (11) The chart under "THE LITIGATION SETTLEMENT OFFER - Section 15. Certain Information Concerning Your Partnership - Financial Data" is amended by adding the following line items:

                                                            FOR THE NINE MONTHS
                                                             ENDED SEPTEMBER 30,        FOR THE YEAR ENDED DECEMBER 31,
                                                          -----------------------    ------------------------------------
                                                            2003           2002        2002          2001          2000
                                                          ---------     ---------    ---------     ---------    ---------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Income (loss) per unit from continuing operations .....   $  (15.32)      $  1.44      $ (2.39)      $ 76.57      $ 27.47

Ratio of earnings to fixed charges (deficit) ..........         (36%)         3.3%        (4.2%)       139.1%        44.3%
Book value per limited partnership unit ...............       23.26         44.85        41.03         63.80       150.85


           (12) The following chart under Annex I is amended and restated as follows:

          NAME                                              POSITION
--------------------------     ------------------------------------------------------------------
Terry Considine............    Chairman of the Board of Directors and Chief
                               Executive Officer
Peter K. Kompaniez.........    Vice Chairman, President and Director
Harry G. Alcock............    Executive Vice President and Chief Investment
                               Officer
Miles Cortez...............    Executive Vice President, General Counsel and
                               Secretary
Joseph DeTuno..............    Executive Vice President -- Redevelopment
Patti K. Fielding..........    Executive Vice President -- Securities and Debt
Patrick J. Foye............    Executive Vice President
Lance J. Graber............    Executive Vice President -- AIMCO Capital
Paul J. McAuliffe..........    Executive Vice President and Chief Financial Officer
Ronald D. Monson...........    Executive Vice President and Head of Property
                               Operations
David Robertson............    Executive Vice President -- President and Chief Executive Officer
                               of AIMCO Capital
Jim Purvis.................    Executive Vice President -- Human Resources
Randall J. Fein............    Executive Vice President -- Student Housing
James N. Bailey............    Director
Richard S. Ellwood.........    Director
J. Landis Martin...........    Director
Thomas L. Rhodes...........    Director

                                    SIGNATURE

           After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  December 5, 2003
                                        AIMCO PROPERTIES, L.P.

                                        By:   AIMCO-GP, INC.
                                              Its General Partner


                                        By:   /s/ Patrick J. Foye
                                              -------------------------------
                                              Patrick J. Foye
                                              Executive Vice President

                                 SCHEDULE 13E-3

           After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  December 5, 2003
                                        AIMCO-GP, INC.


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President


                                        APARTMENT INVESTMENT AND MANAGEMENT
                                        COMPANY


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President


                                        FOX CAPITAL MANAGEMENT COMPANY


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President

                                  EXHIBIT INDEX


Exhibit No.               Description
-----------               -----------

(c)(1)        Appraisal of Autumn Run Apartments

(c)(2)        Appraisal of Cooper's Pointe Apartments

(c)(3)        Appraisal of Copper Mill Apartments

(c)(4)        Appraisal of Four Winds Apartments

(c)(5)        Appraisal of Hampton Greens Apartments

(c)(6)        Appraisal of Plantation Creek Apartments

(c)(7)        Appraisal of Promontory Point Apartments

(c)(8)        Appraisal of Wood Creek Apartments